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                                  EXHIBIT 99.2



                        HOMESTEAD MUTUAL HOLDING COMPANY

                             195 North Sixth Street
                          Ponchatoula, Louisiana 70454

                                 (504) 386-3379

                      NOTICE OF SPECIAL MEETING OF MEMBERS

                          To Be Held on ______ __, 1998

         NOTICE IS HEREBY GIVEN that a special meeting ("Special Meeting") of the members of Homestead Mutual Holding Company (the "Mutual Holding Company") will be held at the main office of the Mutual Holding Company located at Homestead Mutual Holding Company, 195 North Sixth Street, Ponchatoula, Louisiana 70454 on ________ __, 1998 at ____ _.m., Central Time, to consider and vote upon:

         1. The approval of the Plan of Conversion of the Mutual Holding Company and Agreement and Plan of Reorganization between Homestead Bancorp, Inc. (the "Company") and Ponchatoula Homestead Savings, F.A. ("Ponchatoula" or the "Association"), pursuant to which the Association organized the Company and, upon consummation of the following transactions, will become a wholly-owned subsidiary of the Company: (1) the Mutual Holding Company, which currently holds 76.06% of the outstanding shares of common stock of the Association, will convert from mutual form to a federal interim stock savings institution and simultaneously merge into the Association, with the Association being the surviving entity; (2) the Association will then merge with an interim institution to be formed as a wholly-owned subsidiary of the Company, with the Association being the surviving entity; (3) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of the Company's common stock pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately the same percentage of the Company as they currently own of the Association (as adjusted for waived dividends), before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the Company, receiving cash in lieu of fractional shares or exercising dissenters' rights; and (4) the offer and sale of shares of the Company's common stock; and

         2. Such other business as may properly come before the Special Meeting or any adjournment thereof. Except with respect to procedural matters incident to the conduct of the meeting, management is not aware of any other such business.

         The Board of Directors has fixed ________ _, 1998 as the voting record date for the determination of members entitled to notice of and to vote at the Special Meeting and at any adjournment thereof. Only those members of the Mutual Holding Company of record as of the close of business on that date will be entitled to vote at the Special Meeting or at any such adjournment.

                                             By Order of the Board of Directors



                                             Barbara B. Theriot
                                             Secretary

Ponchatoula, Louisiana
May __, 1998

     THE BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND MARK THE ENCLOSED PROXY CARD FOR ADOPTION OF THE PLAN AND RETURN IT PROMPTLY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE. RETURNING PROXY CARDS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE SPECIAL MEETING. YOUR VOTE IS IMPORTANT. NOT VOTING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PLAN. VOTING ON THE PLAN DOES NOT REQUIRE YOU TO PURCHASE STOCK IN THE OFFERINGS.

     IF YOU WOULD LIKE A MORE DETAILED DESCRIPTION OF THE PROPOSED TRANSACTION OR IF YOU ARE INTERESTED IN PURCHASING THE COMPANY'S COMMON STOCK, YOU MAY OBTAIN A COPY OF THE PROSPECTUS AND AN ORDER FORM BY RETURNING THE ENCLOSED REQUEST CARD IN THE POSTAGE-PAID ENVELOPE.



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                        HOMESTEAD MUTUAL HOLDING COMPANY

                                 PROXY STATEMENT

                           SPECIAL MEETING OF MEMBERS
                          To Be Held On _____ __, 1998

                                  INTRODUCTION

      This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of Homestead Mutual Holding Company (the "Mutual Holding Company") of proxies to be voted at the Special Meeting of Members of the Mutual Holding Company (the "Special Meeting") to be held on ________ __, 1998 at the main office of the Mutual Holding Company located at 195 North Sixth Street, Ponchatoula, Louisiana 70454 at _:00 _.m., Central Time, and at any adjournments thereof. This Special Meeting is being held for the purpose of considering and voting upon a Plan of Conversion of the Mutual Holding Company and Agreement and Plan of Reorganization between Homestead Bancorp, Inc. (the "Company") and Ponchatoula Homestead Savings, F.A. ("Ponchatoula" or the "Association") (the "Plan" or the "Plan of Conversion"), pursuant to which the Association organized the Company and, upon consummation of the following transactions, will become a wholly owned subsidiary of the
Company: (1) the Mutual Holding Company, which currently owns approximately 76.06% of the outstanding common stock of the Association (the "Ponchatoula Common Stock"), will convert from mutual form to a federal interim stock savings institution and simultaneously merge into the Association, with the Association being the surviving entity; (2) the Association will then merge with an interim institution ("Interim") to be formed as a wholly owned subsidiary of the Company, with the Association being the surviving entity; (3) the outstanding shares of Ponchatoula Common Stock (other than those held by the Mutual Holding Company, which will be cancelled) (the "Public Ponchatoula Shares") will be converted into shares of common stock of the Company (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the holders of such shares owning in the aggregate approximately the same percentage of the Company as they owned of the Association (as adjusted for waived dividends), before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the Company, receiving cash in lieu of fractional shares or exercising dissenters' rights; and (4) the offer and sale of shares of the Company's common stock (the "Conversion Stock") pursuant to the Plan. The offer and sale of the Conversion Stock and the reorganization are referred to herein as the "Conversion."

         Voting in favor of the Plan of Conversion will not obligate any person to purchase Conversion Stock. Exchange Shares and shares of Conversion Stock are being offered only by the Prospectus, which is available upon request, if not included herein. See "How to Obtain Additional Information" and "Available Information."


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                                       2

                  VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL

         Depositors of the Association are Members of the Mutual Holding Company under its current Charter (the "Members"). All of the Members as of the close of business on __________ __, 1998 (the "Voting Record Date") who continue to be Members on the date of the Special Meeting or any adjournment thereof will be entitled to vote on the Plan of Conversion. If there are not sufficient votes for approval of the Plan at the time of the Special Meeting, the Special Meeting may be adjourned to permit further solicitation of proxies.

        At the Special Meeting, each depositor Member will be entitled to cast one vote for every $100, or fraction thereof, of the total withdrawal value of all of his accounts in the Association as of the Voting Record Date up to a maximum of 25 votes. As of the Voting Record Date, the Association had approximately _______ deposit accounts, the holders of which are entitled to cast a total of approximately _________ votes at the Special Meeting.

        Pursuant to Office of Thrift Supervision ("OTS") regulations, consummation of the Conversion is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the Members as of the close of business on the Voting Record Date at the Special Meeting, and (2) the approval of the holders of at least two-thirds of the shares of the outstanding Ponchatoula Common Stock held by the Mutual Holding Company and the holders of the Public Association Shares (the "Public Stockholders") (collectively, the "Stockholders") as of the Voting Record Date at a Special Meeting of Stockholders called for the purpose of considering the Plan (the "Stockholders' Meeting.") In addition, the Mutual Holding Company, Ponchatoula and the Company (the "Primary Parties") have conditioned the consummation of the Conversion on the approval of the Plan by the holders of at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting. The Mutual Holding Company intends to vote its shares of Ponchatoula Common Stock, which amount to 76.06% of the outstanding shares, in favor of the Plan at the Stockholders' Meeting.

        This Proxy Statement and related materials are first being mailed to Members on or about May __, 1998

        The affirmative vote of a majority of the total votes eligible to be cast at the Special Meeting is required for approval of the Plan of Conversion.

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                                        3

                                     PROXIES

        The Board of Directors of the Mutual Holding Company is soliciting the proxy which accompanies this Proxy Statement for use at the Special Meeting. Each proxy solicited hereby, if properly executed, duly returned before the Special Meeting and not revoked prior to or at the Special Meeting, will be voted at the Special Meeting in accordance with the Member's instructions indicated thereon. If no contrary instructions are given on the proxy, the proxy, if signed, will be voted in favor of the Plan of Conversion. If you do not return a proxy or vote at the meeting, it will have the same effect as a vote against the Plan of the Conversion. If any other matters properly come before the Special Meeting, the persons named as proxies will vote upon such matters according to their discretion. Except with respect to procedural matters incident to the conduct of the meeting, no additional matters are expected to come before the Special Meeting.

        Any Member giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Mutual Holding Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by voting in person at the Special Meeting. Proxies are being solicited only for use at the Special Meeting and any and all adjournments thereof and will not be used for any other meeting.

        Proxies may be solicited by officers, directors and employees of the Mutual Holding Company personally, by telephone or further correspondence without additional compensation.

        Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of individual retirement accounts and Keogh trusts established at the Association, the beneficiary may direct the trustee's vote on the Plan of Conversion by returning a completed proxy card to the Mutual Holding Company. For retirement accounts and Keogh trusts, if no proxy card is returned, the trustee will vote in favor of approval of the Plan of Conversion on behalf of such beneficiary.

        The Board of Directors urges you to mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible, even if you do not intend to purchase Common Stock. This will ensure that your vote will be counted.

                        HOMESTEAD MUTUAL HOLDING COMPANY

        The Mutual Holding Company is a federally-chartered mutual holding company which was chartered on August 31, 1994. The Mutual Holding Company's primary asset is 456,240 shares of Ponchatoula Common Stock, which represent 76.06% of the shares of Ponchatoula Common Stock outstanding as of the date hereof. The Mutual Holding Company's only other asset consists of a deposit account in the amount of $101,675 as of December 31, 1997 (which will become an asset of the Association upon consummation of the Conversion). As part of the Conversion, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity.


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                                        4

                             HOMESTEAD BANCORP, INC.

        The Company is a Louisiana corporation organized in February 1998 by Ponchatoula for the purpose of holding all of the capital stock of the Association and in order to facilitate the Conversion. The Company has applied for the approval of the OTS to become a thrift holding company and as such will be subject to regulation by the OTS. After completion of the Conversion, the Company will conduct business initially as a unitary thrift holding company. Upon consummation of the Conversion, the Company will have no significant assets other than all of the outstanding shares of Ponchatoula Common Stock, and the portion of the net proceeds from the Offerings retained by the Company, and the Company will have no significant liabilities. See "Use of Proceeds." Initially, the management of the Company and the Association will be substantially similar and the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Association. At the present time, the Company does not intend to employ any persons other than officers who are also officers of the Association, and the Company will utilize the support staff of the Association from time to time. Additional employees will be hired as appropriate to the extent the Company expands or changes its business in the future.

        Management believes that the holding company structure will provide the Company with additional flexibility to diversify its business activities through existing or newly-formed subsidiaries, or through acquisitions of or mergers with other financial institutions and financial services related companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities or transactions, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such acquisition and expansion opportunities that may arise. The initial activities of the Company are anticipated to be funded by the proceeds to be retained by the Company and earnings thereon, as well as dividends from the Association. See "Dividend Policy."

                       PONCHATOULA HOMESTEAD SAVINGS, F.A.

        Ponchatoula Homestead Savings, F.A. is a federally chartered stock savings institution that was organized on August 31, 1994 as a subsidiary of the Mutual Holding Company. Prior to that date, Ponchatoula Homestead Association ("Ponchatoula Homestead"), the predecessor to Ponchatoula in its mutual form, had operated in the market area now served by Ponchatoula. In connection with the organization of the Mutual Holding Company (the "MHC Reorganization"), Ponchatoula Homestead transferred substantially all of its assets and liabilities to Ponchatoula in exchange for 456,240 shares of Ponchatoula Common Stock and converted its charter to that of a federal mutual holding company known as Homestead Mutual Holding Company. As part of the MHC Reorganization, Ponchatoula also sold an additional 143,760 shares of Ponchatoula Common Stock to certain members of the general public. After taking into account the issuance of 6,345 shares pursuant to stock benefit plans, Ponchatoula has 150,105 outstanding shares of Ponchatoula Common Stock that are held by persons other than the Mutual Holding Company.

         Ponchatoula is primarily engaged in attracting deposits from the general public through its offices and using such funds to originate loans secured by single-family residences located primarily in Tangipahoa, Livingston and St. Helena Parishes, Louisiana and to purchase mortgage-backed securities. Ponchatoula's single-family residential loans amounted to $20.1 million or 63.9% of Ponchatoula's total loan and lease portfolio (including loans held for sale) and 33.8% of total assets at December 31, 1997, and mortgage-backed securities amounted to $24.6 million or 41.2% of total assets at December 31, 1997. To a much lesser extent, Ponchatoula originates construction loans secured by single-family residential real estate, which amounted to $3.2 million or 10.3% of the total loan and lease portfolio (including loans held for sale) at December 31, 1997, as well as consumer loans, which amounted to $7.2 million or 22.8% of the total loan and lease portfolio (including loansheld for sale) at such date. Ponchatoula also


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                                        5

originates commercial real estate loans and land loans to a limited extent and invests in interest-bearing deposits in other financial institutions and U.S. Government and federal agency obligations.

        Ponchatoula's leases are bond for deed contracts in which Ponchatoula retains title to the property until all payments are made on the contract, at which time Ponchatoula transfers the title to the lessee. Total leases amounted to $301,000 at December 31, 1997, and Ponchatoula has not originated any leases since 1995.

        Ponchatoula is a community-oriented savings institution which emphasizes customer service and convenience. As part of this strategy, Ponchatoula has developed a variety of products and services which meet the needs of its retail customers. Ponchatoula generally has sought to achieve long-term financial strength and stability by (i) increasing the amount and stability of its net interest income, (ii) managing its assets and liabilities to reduce its vulnerability to changes in interest rates, and (iii) maintaining a high level of regulatory capital. In pursuit of these goals, Ponchatoula has adopted a number of complementary business strategies which emphasize retail lending and deposit products and services traditionally offered by savings institutions. Highlights of Ponchatoula's business strategy include the following:

        Emphasis on Traditional Lending and Investment Activities. Management believes that Ponchatoula is more likely to achieve its goals of long-term financial strength and profitability by emphasizing retail products and services, as opposed to wholesale or commercial activities. Ponchatoula's primary lending emphasis is the origination of loans secured by first liens on single-family (one-to-four units) residences and, to a lesser extent, consumer loans, such as second mortgages and home equity and improvement loans. At December 31, 1997, Ponchatoula's net loans and leases (including loans held for sale) amounted to $29.5 million or 49.5% of Ponchatoula's total assets. In addition, $24.6 million or 41.2% of Ponchatoula's total assets at December 31, 1997 consisted of adjustable-rate mortgage-backed securities, which are backed by single-family residential loans.

        Interest Rate Risk Management. Ponchatoula has implemented a strategy designed to maintain the interest rate maturity of its assets relative to its liabilities. The primary elements of the strategy include (i) purchasing adjustable-rate mortgage-backed securities and short-term investment securities,
(ii) emphasizing the origination of 15-year, fixed-rate single-family residential loans and, to the extent possible, adjustable-rate mortgages ("ARMs"), (iii) selling newly-originated, 30-year, fixed-rate single-family residential loans in the secondary market, except that commencing February 1998 Ponchatoula began retaining a portion of such loans and matching them with long-term Federal Home Loan Bank ("FHLB") advances, and (iv) managing interest rate expense. Based upon certain repricing assumptions, Ponchatoula's interest-bearing liabilities repricing or maturing within one year exceeded its interest-earning assets with similar characteristics by $2.3 million or 3.8% of total assets at December 31, 1997.

        Emphasis on Retail Deposits. Ponchatoula's liability strategy emphasizes retail deposits obtained through its offices. This strategy is facilitated by Ponchatoula's emphasis on lower-costing passbook savings, negotiable order of withdrawal ("NOW") and money market accounts, which in the aggregate amounted to $10.7 million or 25.3% of Ponchatoula's total deposits at December 31, 1997. At December 31, 1997, the weighted average rate paid on Ponchatoula's passbook savings, NOW and money market accounts amounted to 2.41%, as compared to a weighted average rate paid of 5.24% on Ponchatoula's certificates of deposits at such date.

         High Asset Quality. Total non-performing assets have declined from .76% of total assets at December 31, 1995 to .29% of total assets at December 31, 1997. Non-accruing single-family residential loans and leases represented 100% of the total non-performing assets at December 31, 1997 and 1995, and these non-accruing loans have steadily declined in recent years. Single-family real estate owned accounted for 27.9% of total non-performing assets at December 31, 1996, but all of such real estate owned was sold in 1997. At December 31, 1997, Ponchatoula's allowance for loan and lease losses equalled $265,000 or .84% of total loans and leases outstanding.


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                                        6

        Maintain High Levels of Regulatory Capital. Ponchatoula seeks to maintain high levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. At December 31, 1997, Ponchatoula's tangible, core and risk-based capital ratios amounted to 9.68%, 9.68% and 23.69%, respectively, which exceeded the minimum requirements of 1.5%, 3.0% and 8.0% by $4.9 million, $4.0 million and $4.0 million, respectively. The Conversion will further increase Ponchatoula's regulatory capital, as Ponchatoula's pro forma tangible capital ratio will increase to 14.01% if Conversion Shares are sold at the midpoint of the Estimated Valuation Range. The pro forma capital levels may initially result in the Company's return on equity being below the industry average. See "Risk Factors - Potential Low Return on Equity Following the Conversion; Uncertainty as to Future Growth Opportunities" in the Prospectus. To manage its capital levels, the Company intends to consider stock repurchases and/or returns of capital as soon as permissible following the Conversion. See "Use of Proceeds."

        Ponchatoula is subject to extensive regulation, supervision and examination by the OTS, its primary federal regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which insures its deposits up to applicable limits. Such regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of depositors and the Savings Association Insurance Fund ("SAIF") administered by the FDIC. Ponchatoula is also a member of the FHLB of Dallas, which is one of the 12 banks which comprise the FHLB System. Ponchatoula is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters.

        Ponchatoula's executive offices are located at 195 North Sixth Street, Ponchatoula, Louisiana 70454, and its telephone number is (504) 386-3379.


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                                        7

                                 THE CONVERSION

        The Boards of Directors of the Mutual Holding Company, Ponchatoula and the Company have approved the Plan of Conversion, as has the OTS, subject to approval by the Members of the Mutual Holding Company and the Stockholders of Ponchatoula entitled to vote on the matter and the satisfaction of certain other conditions. Such OTS approval, however, does not constitute a recommendation or endorsement of the Plan by such agency.

General

        The Boards of Directors of the Mutual Holding Company and Ponchatoula unanimously adopted the Plan on February 25, 1998. Following the incorporation of the Company, the Board of Directors of the Company unanimously adopted the Plan on March 25, 1998. The Plan has been approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the Stockholders of Ponchatoula. The Members' Meeting and the Stockholders' Meeting have been called for this purpose on _____ __, 1998.

        The following is a brief summary of pertinent aspects of the Plan and the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan, which is available for inspection at each branch office of Ponchatoula and at the offices of the OTS. The Plan also is filed as an exhibit to the Registration Statement of which the Prospectus is a part, copies of which may be obtained from the SEC. See "How to Obtain Additional Information."

Purposes of the Conversion

        The Mutual Holding Company, as a federally chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. As a result of the Conversion, the Company will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions. The Conversion will be important to the future growth and performance of the holding company organization by providing a larger capital base to support the operations of Ponchatoula and Company and by enhancing their future access to capital markets, ability to diversify into other financial services related activities, and ability to provide services to the public. Although Ponchatoula currently has the ability to raise additional capital through the sale of additional shares of Ponchatoula Common Stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company hold a majority of the outstanding shares of Ponchatoula Common Stock.

        The Conversion also will result in an increase in the number of outstanding shares of Common Stock following the Conversion, as compared to the number of outstanding shares of Public Ponchatoula Shares prior to the Conversion, which will increase the likelihood of the development of an active and liquid trading market for the Common Stock. See "Market for Common Stock."

        If Ponchatoula had undertaken a standard conversion involving the formation of a stock holding company in 1994, applicable OTS regulations would have required a greater amount of common stock to be sold than the $1.2 million of net proceeds raised in the MHC Reorganization. Management of Ponchatoula believed that it may have been difficult in 1994 to prudently invest in a timely manner the larger amount of capital that would have been raised in a standard conversion, when compared to the net proceeds raised in the MHC Reorganization. A standard conversion in 1994 also would have immediately eliminated all aspects of the mutual form of organization.

        The Offerings will further increase the capital of the Company and Ponchatoula and provide them with additional flexibility to grow and increase net income.


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                                        8

        In light of the foregoing, the Boards of Directors of Ponchatoula and the Mutual Holding Company believe that the Conversion is in the best interests of such companies and their respective Stockholders and Members.

Description of the Conversion

        On February 25, 1998, the Boards of Directors of Ponchatoula and the Mutual Holding Company adopted the Plan, and as of February 27, 1998 Ponchatoula incorporated the Company under Louisiana law as a first-tier wholly owned subsidiary of Ponchatoula. Pursuant to the Plan, (i) the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Ponchatoula, pursuant to which the Mutual Holding Company will cease to exist and the shares of Ponchatoula Common Stock held by the Mutual Holding Company will be cancelled, and (ii) Interim will then merge with and into Ponchatoula. As a result of the merger of Interim with and into Ponchatoula, Ponchatoula will become a wholly-owned subsidiary of the Company and the Public Ponchatoula Shares (other than Dissenting Shares, if any) will be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion (i.e., the Conversion Stock and the Exchange Shares) as the percentage of Ponchatoula Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion (as adjusted from 24.2% to 23.94% to reflect the amount of dividends previously waived by the MHC), before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, (b) any shares of Conversion Stock purchased by Ponchatoula's stockholders in the Offerings, (c) any Dissenting Shares, and (d) any Contingent Shares.

        Pursuant to OTS regulations, consummation of the Conversion (including the offering of Conversion Stock in the Offerings, as described below) is conditioned upon the approval of the Plan by (1) the OTS, (2) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (3) holders of at least two-thirds of the shares of the outstanding Ponchatoula Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.

Effects of the Conversion

        General. Prior to the Conversion, each depositor in Ponchatoula has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

        Consequently, the depositors of Ponchatoula normally have no way to realize the value of their ownership interest in the Mutual Holding Company, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the Mutual Holding Company after other claims are paid.

        Upon consummation of the Conversion, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Company. The Common Stock of the Company is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in Ponchatoula.


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                                        9

        Continuity. While the Conversion is being accomplished, the normal business of Ponchatoula of accepting deposits and making loans will continue without interruption. Ponchatoula will continue to be subject to regulation by the OTS and the FDIC. After the Conversion, Ponchatoula will continue to provide services for depositors and borrowers under current policies by its present management and staff.

        The directors and officers of Ponchatoula at the time of the Conversion will continue to serve as directors and officers of Ponchatoula after the Conversion. The directors and officers of the Company consist of individuals currently serving as directors and officers of the Mutual Holding Company and Ponchatoula, and they generally will retain their positions in the Company after the Conversion.

        Effect on Public Ponchatoula Shares. Under the Plan, upon consummation of the Conversion, the Public Ponchatoula Shares (other than any Dissenting Shares) shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Ponchatoula Shares, Common Stock will be issued in exchange for such shares.

         Effect on Deposit Accounts. Under the Plan, each depositor in Ponchatoula at the time of the Conversion will automatically continue as a depositor after the Conversion, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase Conversion Stock to be issued in the Offerings. Each such account will be insured by the FDIC to the same extent as before the Conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

         Effect on Loans. No loan outstanding from Ponchatoula will be affected by the Conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion.

         Effect on Voting Rights of Members. At present, all depositors and certain borrowers of Ponchatoula are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon completion of the Conversion, depositors and borrowers will cease to be members and will no longer be entitled to vote at meetings of the Mutual Holding Company (which will cease to exist). Upon completion of the Conversion, all voting rights in Ponchatoula will be vested in the Company as the sole stockholder of Ponchatoula. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors of and borrowers from Ponchatoula will not have voting rights in the Company after the Conversion, except to the extent that they become stockholders of the Company.

         Tax Effects. Consummation of the Conversion is conditioned on prior receipt by the Primary Parties of rulings or opinions with regard to federal and Louisiana income taxation which indicate that the adoption and implementation of the Plan of Conversion set forth herein will not be taxable for federal or Louisiana income tax purposes to the Primary Parties or Ponchatoula's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. The Primary Parties have received favorable opinions regarding the federal and Louisiana income tax consequences of the Conversion.

         Effect on Liquidation Rights. Were the Mutual Holding Company to liquidate, all claims of the Mutual Holding Company's creditors would be paid first. Thereafter, if there were any assets remaining, Members of the Mutual Holding Company would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Ponchatoula immediately prior to liquidation. In the unlikely event that Ponchatoula were to liquidate after the Conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see "- Liquidation Rights" below), with any assets remaining thereafter distributed to the Company as the holder of Ponchatoula's capital stock. Pursuant to the rules and regulations of the OTS, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

        Effect on Existing Compensation Plans. Under the Plan, the 1996 Stock Incentive Plan and the 1996 Management Recognition Plan will become stock benefit plans of the Company and shares of Common Stock will be issued (or reserved for issuance) pursuant to such benefit plans and not shares of Ponchatoula Common Stock. Upon consummation of the Conversion, the Public Ponchatoula Shares held by such benefit plans shall be converted into Common Stock based upon the Exchange Ratio. Also upon consummation of the Conversion,
(i) all rights to purchase, sell or receive Public Ponchatoula Shares under any agreement between Ponchatoula and any director, officer or employee of Ponchatoula or under any plan or program of Ponchatoula (including, without limitation, Ponchatoula's profit sharing plan and the 1996 Management Recognition Plan), shall automatically, by operation of law, be converted into and shall become an identical right to purchase, sell or receive Common Stock and an identical right to make payment in Common Stock under any such agreement between Ponchatoula and any director, officer or employee of Ponchatoula or under such plan or program of Ponchatoula, and (ii) rights outstanding under the 1996 Stock Incentive Plan shall be assumed by the Company and thereafter shall be rights only for shares of Common Stock, with each such right being for a number of shares of Common Stock based upon the Exchange Ratio and the number of shares of Public Ponchatoula Shares that were available thereunder immediately prior to consummation of the Conversion, with the price adjusted to reflect the Exchange Ratio but with no change in any other term or condition of such right.

Stock Pricing, Exchange Ratio and Number of Shares to be Issued

        The Plan of Conversion requires that the purchase price of the Conversion Stock must be based on the appraised pro forma market value of the Conversion Stock, as determined on the basis of an independent valuation. The Primary Parties have retained RP Financial to make such valuation. For its services in making such appraisal and any expenses incurred in connection therewith, RP Financial will receive a fixed fee of $20,000, plus out-of-pocket expenses which are not expected to exceed $7,500. Ponchatoula has also retained RP Financial to assist in the preparation of a business plan for a fixed fee of $7,500. The Primary Parties have agreed to indemnify RP Financial and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where RP Financial's liability results from its negligence or bad faith.

         The Appraisal has been prepared by RP Financial in reliance upon the information contained in this Prospectus, including the Financial Statements. RP Financial also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in Ponchatoula's existing market area; certain historical, financial and other information relating to Ponchatoula; a comparative evaluation of the operating and financial statistics of Ponchatoula with those of other similarly situated publicly-traded companies located in Louisiana and other regions of the United States; the aggregate size of the offering of the Conversion Stock; the impact of the Conversion on Ponchatoula's net worth and earnings potential; the proposed dividend policy of the Company and Ponchatoula; and the trading market for the Ponchatoula Common Stock and securities of comparable companies and general conditions in the market for such securities.

        On the basis of the foregoing, RP Financial has advised the Primary Parties that in its opinion the estimated pro forma market value of Ponchatoula and the Mutual Holding Company on a combined basis was $11,175,390 as of March 20, 1998. The holders of the Public Ponchatoula Shares will continue to hold the same aggregate percentage ownership interest in the Company as they currently hold in Ponchatoula, as adjusted from 24.8% to 23.94% to reflect the amount of dividends previously waived by the MHC and before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares, any shares of Conversion Stock purchased by Ponchatoula's stockholders in the Offerings, any Dissenting Shares and any Contingent Shares. As a result, the Appraisal was multiplied by the Mutual Holding Company's adjusted percentage interest in Ponchatoula (i.e., 76.06%), to determine the midpoint of the valuation ($8,500,000), and the minimum and maximum of the valuation were set at 15% below and above the midpoint, respectively, resulting in a range of $7,225,000 to $9,775,000. The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 722,500 to 977,500 shares of Conversion Stock being offered (excluding any Contingent Shares). Upon consummation of the Conversion, the Conversion Stock and the Exchange Shares will represent approximately 76.06% and 23.94%, respectively, of the Company's total outstanding shares, before giving effect to the items set forth above.

        The Boards of Directors of the Primary Parties reviewed RP Financial's appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the Estimated Valuation Range was reasonable and adequate. The Boards of Directors of the Primary Parties also established the formula for determining the Exchange Ratio. Based upon such formula and the Estimated Valuation Range, the Exchange Ratio ranged from a minimum of 1.51499 to a maximum of 2.04970 Exchange Shares for each Public Ponchatoula Share, with a midpoint of 1.78235. Based upon these Exchange Ratios, the Company expects to issue between 227,408 and 307,670 shares of Exchange Shares to the holders of Public Ponchatoula Shares outstanding immediately prior to the consummation of the Conversion. The Estimated Valuation Range and the Exchange Ratio may be amended with the approval of the OTS, if required, or if necessitated by subsequent developments in the financial condition of any of the Primary Parties or market conditions generally. In the event the Appraisal is updated so that the Conversion Stock is below $7,225,000 or above $11,241,250 (the maximum of the Estimated Valuation Range, as adjusted by 15%) (excluding any Contingent Shares), such Appraisal will be filed with the SEC by post-effective amendment. RP Financial has indicated that it does not consider the Contingent Shares to be material.

         Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Conversion Stock in excess of $9,775,000 (the maximum of the Estimated Valuation) and up to $11,241,250 (the maximum of the Estimated Valuation, as adjusted by 15%), the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Conversion Stock in excess of the maximum of the Estimated Valuation Range or that, if such orders are received, that all such orders will be accepted because the Company's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the OTS. There are is no obligation or understanding on the part of management to take and/or pay for any shares of Conversion Stock in order to complete the Offerings.

         The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there are no Dissenting Shares, Contingent Shares or fractional Exchange Shares.

                             Conversion Stock to Be
                                     Issued                   Exchange Shares to be Issued         Total Shares of
                         ----------------------------      ---------------------------------       Common Stock to        Exchange
                             Amount          Percent            Amount             Percent          be Outstanding         Ratio
                         ------------     ------------     --------------      -------------     ------------------     -----------
Minimum                        722,500         76.06%            227,408             23.94%              949,908            1.51499
Midpoint                       850,000          76.06            267,539              23.94            1,117,539            1.78235
Maximum                        977,500          76.06            307,670              23.94            1,285,170            2.04970
15% above maximum            1,124,125          76.06            353,820              23.94            1,477,945            2.35715

        RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing such shares. RP Financial did not independently verify the Financial Statements and other information provided by Ponchatoula and the Mutual Holding Company, nor did RP Financial value independently the assets or liabilities of Ponchatoula. The valuation considers Ponchatoula and the Mutual Holding Company as going concerns and should not be considered as an indication of the liquidation value of Ponchatoula and the Mutual Holding Company. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Conversion Stock or receiving Exchange Shares in the Conversion will thereafter be able to sell such shares at prices at or above the Purchase Price or in the range of the foregoing valuation of the pro forma market value thereof.

        No sale of shares of Conversion Stock or issuance of Exchange Shares may be consummated unless prior to such consummation RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the Purchase Price is materially incompatible with the estimate of the pro forma market value of a share of Common Stock upon consummation of the Conversion. If such is not the case, a new Estimated Valuation Range may be set, a new Exchange Ratio may be determined based upon the new Estimated Valuation Range, a new Subscription and Community Offering and/or Syndicated Community Offering may be held or such other action may be taken as the Primary Parties shall determine and the OTS may permit or require.

        Depending upon market or financial conditions following the commencement of the Subscription Offering, the total number of shares of Conversion Stock to be issued in the Offerings may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the Purchase Price is not below the minimum or more than 15% above the maximum of the Estimated Valuation Range (excluding any Contingent Shares). In the event market or financial conditions change so as to cause the aggregate Purchase Price of the shares to be below the minimum of the Estimated Valuation Range or more than 15% above the maximum of such range, (excluding any Contingent Shares) purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Ponchatoula's passbook rate of interest, or be permitted to modify or rescind their subscriptions). Any increase or decrease in the number of shares of Conversion Stock (excluding any Contingent Shares) will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion the Conversion Stock and the Exchange Shares will represent approximately 76.06% and 23.94%, respectively, of the Company's total outstanding shares of Common Stock (exclusive of the effects of the exercise of outstanding stock options).

         An increase in the number of shares of Conversion Stock as a result of an increase in the Estimated Valuation Range would decrease both a subscriber's ownership interest and the Company's pro forma net earnings and shareholders' equity on a per share basis while increasing pro forma net earnings and shareholders' equity on an aggregate basis. A decrease in the number of shares of Conversion Stock would increase both a subscriber's ownership interest and the Company's pro forma net earnings and shareholders' equity on a per share basis while decreasing pro forma net earnings and shareholders' equity on an aggregate basis. See "Pro Forma Data."

         The appraisal report of RP Financial has been filed as an exhibit to the Company's Registration Statement and the Mutual Holding Company's Application for Conversion, of which the Prospectus is a part, and is available for inspection in the manner set forth under "How to Obtain Additional Information."

The Offerings

        Subscription Offering. In accordance with the Plan of Conversion, rights to subscribe for the purchase of Conversion Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority: (1) Eligible Account Holders, (2) the ESOP, (3) Supplemental Eligible Account Holders, (4) Other Members, (5) directors, officers and employees of the Mutual Holding Company and Ponchatoula, and (6) Public Stockholders. All subscriptions received will be subject to the availability of Conversion Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under "- Limitations on Conversion Stock Purchases."

         Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering (excluding any Contingent Shares) and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on December 31, 1996 (the "Eligibility Record Date"), subject to the overall purchase limitations and excluding the issuance of any Contingent Shares. See "- Limitations on Conversion Stock Purchases."

         If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. The subscription rights of Eligible Account Holders who are also directors or officers of the Mutual Holding Company or Ponchatoula and their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 1996.

         Priority 2: ESOP. The ESOP will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 8% of the Conversion Stock (excluding any Contingent Shares), including any increase in the number of shares of Conversion Stock after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Valuation. The ESOP intends to purchase 8% of the shares of Conversion Stock, or 78,200 shares based on the maximum of the Estimated Valuation Range. Subscriptions by the ESOP will not be aggregated with shares of Conversion Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of Ponchatoula's directors, officers, employees or associates thereof. See "Management New Stock Benefit Plans - Employee Stock Ownership Plan." In the event that the total number of shares of Conversion Stock sold in the Offerings is increased to an amount greater than the number of shares representing the maximum of the Estimated Valuation Range ("Maximum Shares"), the ESOP will have a priority right to purchase any such shares exceeding the Maximum Shares up to an aggregate of 8% of the Conversion Stock (excluding any Contingent Shares). See "- Limitations on Conversion Stock Purchases."

         Priority 3: Supplemental Eligible Account Holders. Each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the

Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Supplemental Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on March 31, 1998 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations and excluding the issuance of any Contingent Shares. See "- Limitations on Conversion Stock Purchases."

        If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all such subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.

         Priority 4: Other Members. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up to one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering (excluding any Contingent Shares), subject to the overall purchase limitations. See "- Limitations on Conversion Stock Purchases."

        In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, is in excess of the total number of shares of Conversion Stock offered in the Subscription Offering, shares first will be allocated so as to permit each subscribing Other Member to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among subscribing Other Members on a pro rata basis in the same proportion as each Other Member's subscription bears to the total subscriptions of all subscribing Other Members, provided that no fractional shares shall be issued.

         Priority 5: Directors, Officers and Employees. To the extent that there are shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of the Mutual Holding Company and Ponchatoula will receive, without payment therefor, fifth priority, nontransferable subscription rights to subscribe for, in this category, up to an aggregate of 24.7% of the shares of Conversion Stock offered in the Subscription Offering (excluding any Contingent Shares). The ability of directors, officers and employees to purchase Conversion Stock under this category is in addition to rights which are otherwise available to them under the Plan, which generally allows such persons to purchase in the aggregate up to 34.7% of the total number of shares of Conversion Stock sold in the Offerings (excluding any Contingent Shares). See "- Limitations on Conversion Stock Purchases."

         In the event of an oversubscription in this category, subscription rights will be allocated among the individual directors, officers and employees on a point system basis, whereby such individuals will receive subscription rights in the proportion that the number of points assigned to each of them bears to the total points assigned to all directors, officers and employees, provided that no fractional shares shall be issued. One point will be assigned for each year of service with the Mutual Holding Company and Ponchatoula, one point for each salary increment of $5,000 per annum and five points for each office presently held in the Mutual Holding Company and Ponchatoula, including directorships.

         Priority 6: Public Stockholders. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees, each Public Stockholder as of the Voting Record Date will receive, without payment therefor, sixth priority, nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering (excluding any Contingent Shares), subject to the overall purchase limitations. See "- Limitations on Conversion Stock Purchases."

         In the event the Public Stockholders as of the Voting Record Date subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees, is in excess of the total number of shares of Conversion Stock offered in the Subscription Offering, available shares will be allocated among subscribing Public Stockholders as of the Voting Record Date on a pro rata basis in the same proportion as each Public Stockholder's subscription bears to the total subscriptions of all subscribing Public Stockholders, provided that no fractional shares shall be issued.

         Expiration Date for the Subscription Offering. The Subscription Offering will expire at noon, Central Time, on ______ __, 1998, unless extended for up to 45 days or such additional periods by the Primary Parties with the approval of the OTS. Such extensions may not be extended beyond ______ __, 2000. Subscription rights which have not been exercised prior to the Expiration Date will become void.

         The Primary Parties will not execute orders until at least the minimum number of shares of Conversion Stock (722,500 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to Ponchatoula pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45-day period following the Expiration Date is granted, the Primary Parties will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

         Community Offering. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members, directors, officers and employees of the Mutual Holding Company and Ponchatoula and Public Stockholders, the Primary Parties have determined to offer shares pursuant to the Plan to certain members of the general public, with preference given to natural persons residing in parishes in Louisiana in which Ponchatoula has branch offices (such natural persons referred to as "Preferred Subscribers"). Such persons may purchase up to one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering (excluding any Contingent Shares), subject to the maximum purchase limitations. See "- Limitations on Conversion Stock Purchases." This amount may be increased at the sole discretion of the Primary Parties. The opportunity to subscribe for shares of Conversion Stock in the Community Offering category is subject to the right of the Primary Parties, in their sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the Expiration Date.

         If there are not sufficient shares available to fill the orders of Preferred Subscribers after completion of the Subscription and Community Offerings, such stock will be allocated first to each Preferred Subscriber whose order is accepted by the Primary Parties, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose orders remain unsatisfied in the same proportion that the unfilled subscription of each bears to the total unfilled subscriptions of all Preferred Subscribers whose subscription remains unsatisfied. If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the Community Offering applying the same allocation described above for Preferred Subscribers.

         Syndicated Community Offering. The Plan provides that, if feasible, all shares of Conversion Stock not purchased in the Subscription and Community Offerings may be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed. No person will be permitted to subscribe in the Syndicated Community Offering for more than one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering (excluding any Contingent Shares), subject to the maximum purchase limitations. The Primary Parties have the right to reject orders in whole or part in their sole discretion in the Syndicated Community Offering. The Primary Parties have engaged Trident Securities, Inc. ("Trident") to consult with and advise them in the Conversion and Trident has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offerings. Neither Trident nor any registered broker-dealer shall have any obligation to take or purchase any shares of Conversion Stock in the Syndicated Community Offering; however, Trident has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

         The Syndicated Community Offering will terminate no more than 45 days following the Expiration Date, unless extended by the Primary Parties with the approval of the OTS. See "- Stock Pricing, Exchange Ratio and Number of Shares to be Issued" for a discussion of rights of subscribers, if any, in the event an extension is granted.

Limitations on Conversion Stock Purchases

        The Plan includes the following limitations on the number of shares of Conversion Stock which may be purchased:

         (1) No less than 25 shares of Conversion Stock may be purchased, to the extent such shares are available;

         (2) Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (6) below and excluding the issuance of any Contingent Shares;

         (3) The ESOP may purchase in the aggregate up to 8% of the shares of Conversion Stock to be issued in the Offerings (excluding any Contingent Shares), including any additional shares issued in the event of an increase in the Estimated Valuation Range;

         (4) Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on the Supplemental Eligibility

Record Date, subject to the overall limitation in clause (6) below and excluding the issuance of any Contingent Shares;

                  (5) Each Other Member, Public Stockholder or any other person purchasing shares of Conversion Stock in the Subscription Offering, Community Offering or in the Syndicated Community Offering, as applicable, may subscribe for and purchase in the respective Offering up to one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the overall limitation in clause (6) below and excluding the issuance of any Contingent Shares;

                  (6) Except for the ESOP and certain Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Conversion Stock subscribed for or purchased in all categories by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed the number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 3% of the number of shares of Common Stock issued in the Conversion (28,497 shares and 38,555 shares at the minimum and maximum of the Estimated Valuation Range, respectively), excluding the issuance of any Contingent Shares; and

                  (7) No more than 24.7% of the total number of shares sold in the Subscription Offering may be purchased by directors and officers of the Mutual Holding Company and Ponchatoula in the fourth priority category in the Subscription Offering. No more than 34.7% of the total number of shares sold in the Offerings may be purchased by directors and officers of the Mutual Holding Company and Ponchatoula and their associates in the aggregate, excluding purchases by the ESOP and excluding the issuance of any Contingent Shares.

         For purposes of the purchase limitations set forth in the Plan of Conversion, Exchange Shares will be valued at the same price that shares of Conversion Stock are issued in the Offerings. Any Contingent Shares that may be issued will be disregarded in calculating any applicable purchase limitation.

         Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the Members of the Mutual Holding Company or the Stockholders of Ponchatoula, both the individual amount permitted to be subscribed for and the overall purchase limitation may be decreased or increased up to a maximum of 5% of the total shares of Common Stock to be issued in the Conversion (excluding any Contingent Shares) at the sole discretion of the Primary Parties. If such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Primary Parties may be, given the opportunity to increase their subscriptions up to the then applicable limit.

         An individual Eligible Account Holder, Supplemental Eligible Account Holder, Other Member or Public Stockholder may not purchase individually in the Subscription Offering the overall maximum purchase limit of 3% of the number of shares of Common Stock issued in the Conversion but may make such purchase, together with associates of and persons acting in concert with such person, by also purchasing in other available categories, subject to availability of shares and the maximum overall purchase limit for purchases in the Offerings, including Exchange Shares received by Public Stockholders for Public Ponchatoula Shares. However, Public Stockholders will not have to sell any Public Ponchatoula Shares or be limited in receiving Exchange Shares even if their current ownership of Public Ponchatoula Shares when converted into Exchange Shares exceeds an applicable purchase limitation, including the maximum purchase limitation of 3% of the number of shares of Common Stock issued in the Conversion.

         In the event of an increase in the total number of shares of Conversion Stock offered in the Conversion due to an increase in the Estimated Valuation Range of up to 15% (the "Adjusted Maximum") (excluding any Contingent Shares), the additional shares will be allocated in the following order of priority in accordance with the Plan: (i) to fill the ESOP's subscription of 8% of the Adjusted Maximum number of shares; (ii) in the event that there is an oversubscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders, inclusive of the Adjusted Maximum; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions of Supplemental Eligible Account Holders, inclusive of the Adjusted Maximum; (iv) in the event that there is an oversubscription by Other Members, to fill unfulfilled subscriptions of Other Members, inclusive of the Adjusted Maximum; (v) in the event there is an oversubscription by directors, officers and employees of the Mutual Holding Company and Ponchatoula, to fill unfulfilled subscriptions of directors, officers and employees, inclusive of the Adjusted Maximum; (vi) in the event that there is an oversubscription by Public Stockholders, to fill unfulfilled subscriptions of Public Stockholders, inclusive of the Adjusted Maximum; and
(vii) to fill unfulfilled subscriptions in the Community Offering to the extent possible, inclusive of the Adjusted Maximum.

         The term "associate" of a person is defined to mean (i) any corporation or other organization (other than the Primary Parties or a majority-owned subsidiary of Ponchatoula) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan of the Primary Parties in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Primary Parties or any of their subsidiaries.

Liquidation Rights

         In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor of Ponchatoula would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in Ponchatoula at the time of liquidation. After the Conversion, each depositor, in the event of a complete liquidation of Ponchatoula, would have a claim as a creditor of the same general priority as the claims of all other general creditors of Ponchatoula. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of Ponchatoula or the Company above that amount.

         The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company plus the greater of (1) Ponchatoula's retained earnings of $3,673,000 at March 31, 1994, the date of the latest statement of financial condition contained in the final offering circular utilized in the MHC Reorganization, or (2) 75.2% of Ponchatoula's total stockholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Offerings. As of the date of this Prospectus, the initial balance of the liquidation account would be $__________. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at Ponchatoula, would be entitled, upon a complete liquidation of Ponchatoula after the Conversion, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of Ponchatoula. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in Ponchatoula at the close of business on December 31, 1996 or March 31, 1998, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the December 31, 1996 Eligibility Record Date (or the March 31, 1998 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in Ponchatoula on such date.

         If, however, on any December 31 annual closing date of Ponchatoula, commencing December 31, 1998, the amount in any deposit account is less than the amount in such deposit account on December 31, 1996 or March 31, 1998, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of Ponchatoula.

Required Approvals

         Various approvals of the OTS are required in order to consummate the Conversion. The OTS has approved the Plan of Conversion, subject to approval by the Mutual Holding Company's Members and Ponchatoula's Stockholders. In addition, consummation of the Conversion is subject to OTS approval of the Company's application to acquire all of the to-be-outstanding Ponchatoula Common Stock and the applications with respect to the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings institution) into Ponchatoula and the merger of Interim into Ponchatoula, with Ponchatoula being the surviving entity in both mergers. Applications for these approvals have been filed and are currently pending. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which event the consummation of the Conversion may be delayed beyond the expiration of the Offerings.

         The Company is required to make certain filings with state securities regulatory authorities in connection with the issuance of Conversion Stock and Exchange Shares in the Conversion.

         Pursuant to OTS regulations, the Plan of Conversion also must be approved by (1) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (2) holders of at least two-thirds of the outstanding Ponchatoula Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.

                                   MANAGEMENT

Management of the Company

         The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board. The directors shall be elected by the stockholders of the Company for staggered three year terms, or until their successors are elected and qualified. The following table sets forth certain information regarding the directors of the Company, all of whom are also directors of Ponchatoula.

                                                            Position with
                                                           Ponchatoula and
                                                        Principal Occupation              Director of             Year
                                                             During the                   Ponchatoula             Term
             Name                    Age(1)                Past Five Years                   Since               Expires
----------------------------      ----------     --------------------------------     ----------------      ---------------
John C. Bohning                        56        Director; President and                         1974             2001
                                                 manager of Bohning's
                                                 Supermarket, Ponchatoula,
                                                 Louisiana, since 1961.

Lawrence C. Caldwell, Jr.              50        Director; President and Chief                   1984             2000
                                                 Executive Officer of
                                                 Ponchatoula since January
                                                 1994.  From 1984 until January
                                                 1994, served as Executive Vice
                                                 President and Chief Executive
                                                 Officer of Ponchatoula.
                                                 Present Chairman of Louisiana
                                                 League of Savings Institutions
                                                 and Commissioner on the
                                                 Louisiana Housing Finance
                                                 Agency.

Robert H. Gabriel                      42        President of Gabriel Bldg.                      1996             1999
                                                 Supply Co., Inc., Ponchatoula,
                                                 Louisiana, since 1982.

Dennis E. James                        38        Director; Audit Partner with                    1996             2000
                                                 Durnin & James, CPA, Amite,
                                                 Louisiana, since 1987.

Allen B. Pierson, Jr.                  61        Director, Attorney and, from                   1989(2)           2000
                                                 1991 to May 1996, a Partner
                                                 with the law firm of Matheny
                                                 and Pierson, Ponchatoula,
                                                 Louisiana.

Milton J. Schanzbach                   71        Chairman of the Board;                          1978             2001
                                                 Retired optometrist.

Barbara B. Theriot                     53        Director; Secretary and                         1994             1999
                                                 Treasurer of Ponchatoula since
                                                 1984.

                                      (Footnotes on next page)

------------------

(1)      Age as of December 31, 1997.

(2) In addition, Mr. Pierson served as a director of Ponchatoula from 1969 to 1983.

         Directors of the Company initially will not be compensated by the Company but will serve with and be compensated by Ponchatoula. It is not anticipated that separate compensation will be paid to directors of the Company until such time as such persons devote significant time to the separate management of the Company's affairs, which is not expected to occur until the Company becomes actively engaged in additional businesses other than holding the stock of Ponchatoula. The Company may determine that such compensation is appropriate in the future.

         The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

Management of Ponchatoula

         The directors and executive officers of Ponchatoula are the same as the directors and executive officers of the Company. Information concerning the names, ages, principal occupations during the past five years and term of office of the directors and executive officers of Ponchatoula is set forth under "- Management of the Company."

New Stock Benefit Plans

         Employee Stock Ownership Plan. The Company has established the ESOP for employees of the Company and Ponchatoula to become effective upon the Conversion. Full-time employees of the Company and Ponchatoula who have been credited with at least 1,000 hours of service during a twelve-month period are eligible to participate in the ESOP.

         As part of the Conversion, in order to fund the purchase of up to 8% of the Conversion Stock sold in the Offerings (excluding any Contingent Shares), it is anticipated that the ESOP will borrow funds from the Company. It is anticipated that such loan will equal 100% of the aggregate purchase price of the Conversion Stock acquired by the ESOP. The loan to the ESOP will be repaid principally from the Company's and Ponchatoula's contributions to the ESOP over a period of not less than 10 years, and the collateral for the loan will be the Common Stock purchased by the ESOP. The interest rate for the ESOP loan is expected to be a fixed rate of ___%. The Company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company. Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

         Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released to participants on a pro rata basis as debt service payments are made. Shares released from the ESOP will be allocated to each eligible participant's ESOP account based on the ratio of each such participant's base compensation to the total base compensation of all eligible ESOP participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount the Company might otherwise have contributed to the ESOP. Upon the completion of three years of service, the account balances of participants within the ESOP will become 20% vested and will continue to vest at the rate of 20% for each additional year of service completed by the participant, such that a participant will become 100% vested upon the completion of seven years of service. Credit is given for years of service with Ponchatoula prior to adoption of the ESOP. In the case of a "change in control," as defined, however, participants will become immediately fully vested in their account balances. Benefits may be payable upon retirement or separation from service. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

         Messrs. Caldwell, James and Kelly Morse (an officer of Ponchatoula) will serve as trustees of the ESOP. Under the ESOP, the trustees must generally vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees, and unallocated shares will generally be voted in the same ratio on any matter as those allocated shares for which instructions are given, in each case subject to the requirements of applicable law and the fiduciary duties of the trustees.

         Stock Option Plan. Following consummation of the Conversion, the Board of Directors of the Company intends to adopt a 1998 Stock Option Plan, which will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and reward key employees for outstanding performance. The Stock Option Plan will provide for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Code ("incentive stock options"), non-incentive or compensatory stock options, stock appreciation rights and limited rights which will be exercisable only upon a change in control of the Company (collectively "Awards"). Awards may be granted to directors and key employees of the Company and any subsidiaries. The Stock Option Plan will be administered and interpreted by a committee of the Board of Directors ("Committee"). Unless sooner terminated, the Stock Option Plan shall continue in effect for a period of 10 years from the date the Stock Option Plan is adopted by the Board of Directors. Subject to any applicable OTS regulations, upon exercise of "Limited Rights" in the event of a change in control, the employee will be entitled to receive a lump sum cash payment equal to the difference between the exercise price of the related option and the fair market value of the shares of Common Stock subject to the option on the date of exercise of the right in lieu of purchasing the stock underlying the option.

         Under the Stock Option Plan, the Committee will determine which directors, officers and key employees will be granted Awards, whether options will be incentive or compensatory options, the number of shares subject to each Award, the exercise price of each option, whether options may be exercised by delivering other shares of Common Stock and when such options become exercisable. The per share exercise price of an incentive stock option must at least equal the fair market value of a share of Common Stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to employees who are 5% stockholders).

         At a meeting of stockholders of the Company following the Conversion, which under applicable OTS regulations may be held no earlier than six months after the completion of the Conversion, the Board of Directors intends to present the 1998 Stock Option Plan to stockholders for approval and to reserve an amount equal to 10% of the shares of Conversion Stock sold in the Offerings (exclusive of any Contingent Shares) (or 112,412 shares based upon the issuance of 1,124,125 shares of Conversion Stock at the maximum of the Estimated Valuation Range), for issuance under the 1998 Stock Option Plan. OTS regulations provide that, in the event such plan is implemented within one year following the Conversion, no individual officer or employee of Ponchatoula may receive more than 25% of the options granted under the 1998 Stock Option Plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the 1998 Stock Option Plan. OTS regulations also provide that the exercise price of any options granted under any such plan must be at least equal to the fair market value of the Common Stock as of the date of grant. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to one year following the death, disability or other termination of the optionee's employment or service as a director. However, failure to exercise incentive stock options within three months after the date on which the optionee's employment terminates may result in the loss of incentive stock option treatment.

         At the time an Award is granted pursuant to the 1998 Stock Option Plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of Common Stock. The shares reserved for issuance under the 1998 Stock Option Plan may be authorized but previously unissued shares, treasury shares, or shares purchased by the Company on the open market or from private sources. In the event of a stock split, reverse stock split or stock dividend, the number of shares of Common Stock under the 1998 Stock Option Plan, the number of shares to which any Award relates and the exercise price per share under any option or stock appreciation right shall be adjusted to reflect such increase or decrease in the total number of shares of Common Stock outstanding. In the event the Company declares a special cash dividend or return of capital following the implementation of the 1998 Stock Option Plan in an amount per share which exceeds 10% of the fair market value of a share of Common Stock as of the date of declaration, the per share exercise price of all previously granted options which remain unexercised as of the date of such declaration shall, subject to certain limitations, be proportionately adjusted to give effect to such special cash dividend or return of capital as of the date of payment of such special cash dividend or return of capital.

         Under current provisions of the Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. As regards incentive stock options, an optionee who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to the Company at any time as a result of such grant or exercise. With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and the Company will be entitled to a deduction in the amount of income so recognized by the optionee. Upon the exercise of a stock appreciation right, the holder will realize income for federal income tax purposes equal to the amount received by him, whether in cash, shares of stock or both, and the Company will be entitled to a deduction for federal income tax purposes in the same amount.

         It is currently expected that the 1998 Stock Option Plan will provide that no individual officer will be able to receive stock options for more than 25% of the shares available under the 1998 Stock Option Plan, or 28,103 shares if the amount of Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range, vesting over a five-year period (or 5,620 shares per year based upon the maximum of the Estimated Valuation Range).

         Recognition Plan. Following consummation of the Conversion, the Board of Directors of the Company intends to adopt a 1998 Recognition Plan for directors, officers and employees. The objective of the 1998 Recognition Plan will be to enable the Company to provide directors, officers and employees with a proprietary interest in the Company as an incentive to contribute to its success. The Company intends to present the 1998 Recognition Plan to stockholders for their approval at a meeting of stockholders which, pursuant to applicable OTS regulations, may be held no earlier than six months subsequent to completion of the Conversion.

         The 1998 Recognition Plan will be administered by a committee of the Board of Directors, which will have the responsibility to invest all funds contributed to the trust created for the 1998 Recognition Plan (the "Trust"). The Company will contribute sufficient funds to the Trust so that the Trust can purchase, following the receipt of stockholder approval, a number of shares equal to an aggregate of 4% of the Conversion Stock sold in the Offerings (exclusive of any Contingent Shares) (44,965 shares, based on the sale of 1,124,125 shares at the maximum of the Estimated Valuation Range). Shares of Common Stock granted pursuant to the 1998

Recognition Plan generally will be in the form of restricted stock vesting at the rate of 20% per year over the five years following the date of grant. For accounting purposes, compensation expense in the amount of the fair market value of the Common Stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are payable. A recipient will be entitled to all voting and other stockholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the Trust. Under the terms of the 1998 Recognition Plan, recipients of awards will be entitled to instruct the trustees of the 1998 Recognition Plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If a recipient's employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted. The Board of Directors of the Company can terminate the 1998 Recognition Plan at any time, and if it does so, any shares not allocated will revert to the Company. Recipients of grants under the 1998 Recognition Plan will not be required to make any payment at the time of grant or when the underlying shares of Common Stock become vested, other than payment of withholding taxes.

         It is currently expected that the 1998 Recognition Plan will provide that no individual officer will be able to receive an award for more than 25% of the shares available under the 1998 Recognition Plan, or 9,775 shares if the amount of Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range, vesting over a five-year period (or 1,955 shares per year based upon the maximum of the Estimated Valuation Range).

Indebtedness of Management

         Ponchatoula offers mortgage loans to its directors, officers and full-time employees for the financing of their primary residences and certain other loans in accordance with applicable federal laws and regulations. Since August 1989, all loans made by Ponchatoula to its executive officers, directors and, to the extent otherwise permitted, principal stockholder(s), or any related interest of the foregoing, must be (i) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by the savings institution with non-affiliated parties, and (ii) not involve more than the normal risk of repayment or present other unfavorable features.

         The following table sets forth information as to all directors and executive officers, including members of their immediate families and affiliated entities, who had loans with Ponchatoula aggregating $60,000 or more during the year ended December 31, 1997. These loans generally were made on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. It is the belief by management that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features.

                                                                                      Highest
                                                                                      Balance                               Interest
                                                                     Year             1/1/97             Principal            Rate
          Name and Position                      Nature of           Loan               to              Balance at           as of
           or Relationship                      Indebtedness         Made            12/31/97            12/31/97          12/31/97
-------------------------------      ------------------------   -----------      ---------------     -------------      -----------
John C. Bohning,                       First mortgage                1978                $ 8,643             $     0         9.000%
 Director                              Second mortgage               1986                 71,341              64,963          8.000

Lawrence C. Caldwell, Jr.,             First mortgage(1)             1986                 67,182              65,134          8.125
 President and                         Signature loan                1992                  4,299                   0          8.500
 Chief Executive Officer               Signature loan                1996                 15,000                   0          8.500
                                       First mortgage                1996                 75,000              73,147          8.000
                                       Signature loan                1997                  6,000               6,000          8.500

Allen B. Pierson, Jr.,                 First mortgage(2)                1985              43,069              39,992          8.125
 Director                              First mortgage(2)                1986              30,413              28,571          9.000


----------------------

(1) The mortgage was assumed by another borrower, but Mr. Caldwell has secondary liability on the mortgage.

(2) The mortgage is secured by rental property.

Certain Transactions

         Allen B. Pierson, Jr., a director of Ponchatoula, is an attorney and receives a retainer from Ponchatoula of $350 per month. In addition, during the year ended December 31, 1997, the fees paid by Ponchatoula to Mr. Pierson (exclusive of the above described retainer) amounted to approximately $36,529 in connection with loan closings.

                             SELECTED FINANCIAL DATA
                  (Dollars in Thousands, except per share data)

     The following selected financial and other data of Ponchatoula does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in the Prospectus.

                                                                            December 31,
                                         ---------------------------------------------------------------------------------
Selected Financial                             1997              1996            1995            1994             1993
Condition and Other Data:                ---------------     ----------      -----------     ----------      -------------
Total assets                                $59,580           $60,691          $56,876          $50,146         $49,740
Cash and cash equivalents(1)                  1,254             1,298            2,244              920           3,388
Securities available for sale                16,866            18,871           19,207           17,671              --
Securities held to maturity                  10,301            10,254            6,259            3,114          15,048
Loans held for sale                           1,414             2,290            1,766            1,275           2,588
Loans and leases receivable, net             28,069            26,150           25,860           25,471          27,427
Real estate owned, net                           --               141               --               63             299
Deposits                                     42,111            44,427           44,889           41,961          45,913
Stockholders' equity                          5,735             5,443            5,484            4,779           3,697
Full service offices                              2                 2                2                2               2


                                                                        Year Ended December 31,
                                          ---------------------------------------------------------------------
                                               1997             1996              1995             1994             1993
                                          ------------     ------------     -------------     ------------      -----------
Selected Operating Data:
Total interest income                         $4,247          $ 4,276          $ 3,988          $ 3,147           $3,343
Total interest expense                         2,515            2,591            2,342            1,518            1,799
                                              ------          -------          -------          -------           ------
  Net interest income                          1,732            1,685            1,646            1,629            1,544
Provision for (recovery of)
  loan and lease losses                         (16)                3              (6)              (7)               (4)
                                              ------          -------          -------          -------           ------
Net interest income after provision for
  (recovery of) losses                         1,748            1,682            1,652            1,636            1,548
                                                 373              434              378              417              695
Noninterest income
Noninterest expenses                           1,620            1,910            1,571            1,423            1,567
                                              ------          -------          -------          -------           ------
Income before provision for income taxes         501              206              459              630              676
Income taxes                                     185               60              150              184              218
                                              ------          -------          -------          -------           ------
Net income                                    $  316           $  146           $  309           $  446           $  458
                                              ------          -------          -------          -------           ------
                                              ------          -------          -------          -------           ------
Fully diluted earnings per share               $ .51            $ .23            $ .51           $  .74              N/A
                                              ------          -------          -------          -------           ------
                                              ------          -------          -------          -------           ------
Cash dividends declared per share              $ .70            $ .51            $ .40           $  .10              N/A
                                              ------          -------          -------          -------           ------
                                              ------          -------          -------          -------           ------


                                                                At or For the Year Ended December 31,
                                         --------------------------------------------------------------------------------
                                               1997             1996             1995             1994             1993
                                         --------------     -----------     ------------     ------------     -----------
Selected Ratios (3):

Return on average assets                        .53%            .25%            .57%             .92%            .91%
Return on average equity                        5.67            2.63            5.85            11.04           13.28
Average equity to average assets                9.40            9.50            9.78             8.29            6.82
Equity to assets at end of period               9.63            8.97            9.64             9.53            7.43
Interest rate spread(4)                         2.65            2.54            2.73             3.20            2.92
Net interest margin(4)                          3.00            2.95            3.12             3.43            3.12
Non-performing loans and leases to total
  loans and leases at end of period(5)           .55            1.38            1.66             2.60            4.12
Non-performing assets to total assets at
  end of period(5)                               .29             .83             .76             1.53            3.09
Average interest-earning assets to
  average interest-bearing liabilities        108.26          109.01          108.75           107.02          105.38
Net interest income after provision for
  (recovery of) loan and lease losses to
  total noninterest expenses                  107.90           88.06          105.16           114.97           98.79
Noninterest expenses to average total
 assets                                         2.73            3.27            2.91             2.92            3.10
Dividend payout ratio(6)                      134.49          211.64           77.67            13.45             N/A

-------------------------

(1) Includes cash and due from banks as well as interest-bearing deposits in other institutions.

(2)      The per share amounts do not reflect the Conversion or the Exchange
         Ratio.

(3) With the exception of end of period ratios, all ratios are based on average monthly balances during 1997,

         1996 and 1995 and average quarterly balances during the prior years.

(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Non-performing loans and leases consist of non-accrual loans and leases, and non-performing assets consist of non-performing loans and leases and real estate acquired by foreclosure or deed-in lieu thereof.

(6) Ratio based upon total dividends declared, including dividends waived by the Mutual Holding Company.

                                 USE OF PROCEEDS

     Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that the net proceeds from the sale of the Conversion Stock will be between $6.8 million and $9.3 million ($10.8 million assuming an increase in the Estimated Valuation Range by 15%). See "Pro Forma Data" and "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued" as to the assumptions used to arrive at such amounts.

     The Company plans to contribute to Ponchatoula 50% of the net Conversion proceeds and retain the remaining 50% of the net proceeds. The Company intends to use a portion of the net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8% of the Conversion Stock sold in the Offerings. Based upon the issuance of 722,500 shares or 977,500 shares at the minimum and maximum of the Estimated Valuation Range, respectively, the loan to the ESOP would be $578,000 and $782,000, respectively. See "Management - New Stock Benefit Plans - Employee Stock Ownership Plan." The remaining net proceeds retained by the Company initially may be used to invest in investment securities, mortgage-backed securities, U.S. Government and federal agency securities of various maturities, deposits in either Ponchatoula or other financial institutions, or a combination thereof. The portion of the net proceeds retained by the Company may ultimately be used to support Ponchatoula's lending activities, to support the future expansion of operations, and for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the Common Stock or returns of capital (the Company and Ponchatoula have committed that no return of capital will be made on the Common Stock during the one-year period subsequent to consummation of the Conversion). Neither Ponchatoula nor the Company has any specific plans, arrangements, or understandings regarding any branch acquisitions or diversification of activities at this time.

     Following the six-month anniversary of the completion of the Conversion (to the extent permitted by the OTS), and based upon then existing facts and circumstances, the Company's Board of Directors may determine to repurchase some shares of Common Stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders. Any stock repurchases will be subject to the determination of the Company's Board of Directors that Ponchatoula will be capitalized in excess of all applicable regulatory requirements after any such repurchases. The payment of dividends or repurchase of stock, however, would be prohibited if Ponchatoula's net worth would be reduced below the amount required for the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. As of the date of this Prospectus, the initial balance of the liquidation account would be approximately $_____ million. See "Dividend Policy," and "The Conversion - Liquidation Rights."

     The Company will be a unitary savings and loan holding company which, under existing laws, would generally not be restricted as to the types of business activities in which it may engage, provided that Ponchatoula continues to be a qualified thrift lender ("QTL").

     The portion of the net proceeds contributed by the Company to Ponchatoula will be added to Ponchatoula's general funds to be used for general corporate purposes, including increased lending activities and purchases of securities. While the amount of net proceeds received by Ponchatoula will further strengthen Ponchatoula's capital position, which already substantially exceeds all regulatory requirements, it should be noted that Ponchatoula is not converting primarily to raise capital. After the Conversion, Ponchatoula's tangible capital ratio will be 14.01% (based upon the midpoint of the Estimated Valuation Range). As a result, Ponchatoula will continue to be a well-capitalized institution. After the Conversion, Ponchatoula intends to emphasize capital strength and growth in assets and earnings.

     The net proceeds may vary because total expenses of the Conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the Conversion is adjusted to reflect a change in the estimated pro forma market value of Ponchatoula. Payments for shares made through withdrawals from existing deposit accounts at Ponchatoula will not result in the receipt of new funds for investment by Ponchatoula but will result in a reduction of Ponchatoula's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

                                 DIVIDEND POLICY

     Upon completion of the Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. The Board of Directors intends to pay quarterly cash dividends on the Common Stock at an initial rate of 2% of the Purchase Price per annum. Declarations of dividends by the Board of Directors will depend upon a number of factors, including the amount of net proceeds retained by the Company in the Conversion, investment opportunities available to the Company or Ponchatoula, capital requirements, the Company's and Ponchatoula's financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may be paid in addition to, or in lieu of, regular cash dividends (however, the Company and Ponchatoula have committed to the OTS that they will take no action with respect to any return of capital during the one-year period following consummation of the Conversion).

     Dividends from the Company may eventually depend, in part, upon receipt of dividends from Ponchatoula, because the Company initially will have no source of income other than dividends from Ponchatoula, earnings from the investment of proceeds from the sale of Conversion Stock retained by the Company, and interest payments with respect to the Company's loan to the ESOP. A regulation of the OTS imposes limitations on "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger and other distributions charged against capital. As of December 31, 1997, Ponchatoula was a Tier 1 savings institution and is expected to continue to so qualify immediately following the consummation of the Conversion. Based on the regulatory capital level of Ponchatoula at December 31, 1997, Ponchatoula would have been permitted to make a capital distribution to the Company of up to $____ million as of January 1, 1998. However, because the accumulated earnings and profits tax attribute was retained by the Mutual Holding Company in the MHC Reorganization, Ponchatoula's accumulated earnings and profits at December 31, 1997 was only approximately $___ million. Any dividends or other distributions paid in excess of Ponchatoula's accumulated earnings and profits would require a recapture of a portion of Ponchatoula's bad debt reserves, resulting in a tax liability as discussed below. The Conversion will re-unite the tax attribute retained by the Mutual Holding Company with Ponchatoula's retained earnings and thus increase Ponchatoula's ability to pay dividends.

     Any payment of dividends by Ponchatoula to the Company which would be deemed to be drawn out of Ponchatoula's bad debt reserves would require a payment of taxes at the then-current tax rate by Ponchatoula on the amount of earnings deemed to be removed from the reserves for such distribution. Ponchatoula does not intend to make any distribution to the Company that would create such a federal tax liability.

     Unlike Ponchatoula, the Company is not subject to the aforementioned regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends may eventually be dependent, in part, upon dividends from Ponchatoula in addition to the net proceeds retained by the Company and earnings thereon. The Company is subject, however, to the requirements of Louisiana law, which generally permits the payment of dividends out of surplus, except when (1) the corporation is insolvent or would thereby be made insolvent, or (2) the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. If there is no surplus available for dividends, a Louisiana corporation may pay dividends out of its net profits for the then current or the preceding fiscal year or both, except that no dividend may be paid if the corporation's assets are exceeded by its liabilities or if its net assets are less than the amount which would be needed, under certain circumstances, to satisfy any preferential rights of stockholders.

                             MARKET FOR COMMON STOCK

     The Company has never issued capital stock (other than 100 shares issued to Ponchatoula, which will be cancelled upon consummation of the Conversion), and to date an active and liquid trading market has not developed for the 150,105 Public Ponchatoula Shares outstanding prior to the Offerings. Consequently, there is no established market for the Common Stock at this time.

     The Company has applied to have its Common Stock quoted on the Nasdaq SmallCap System under the symbol "HSTD." Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, Ponchatoula or any market maker. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares of Common Stock will be able to sell them at or above the Purchase Price. Therefore, investors in the Common Stock could have difficulty disposing of their shares and should not view the Common Stock as a short-term investment. The absence of an active and liquid trading market for the Common Stock could adversely affect the price and liquidity of the Common Stock.

     Quotation on the Nasdaq SmallCap System is dependent upon the Company having at least three market makers for the Common Stock and at least 300 stockholders of record. Based upon the minimum of 722,500 shares of Conversion Stock being offered, the minimum of 227,408 Exchange Shares to be issued, and the anticipated pro forma ownership of officers, directors and the ESOP, the Company expects to have more than 300 stockholders of record. Trident has advised the Company that it intends to make a market in the Common Stock. While the Company intends to seek with the assistance of Trident commitments from other broker-dealers to act as market makers, and anticipates that prior to the completion of the Conversion it will be able to obtain commitments from at least two other broker-dealers to act as market makers for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock. In addition, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue.

     The Ponchatoula Common Stock is not currently traded on any exchange or quoted on the Nasdaq SmallCap System. Since Ponchatoula's initial public offering was consummated on August 31, 1994, Ponchatoula is aware of only a limited number of trades with respect to the Ponchatoula Common Stock. At _________, 1998, Ponchatoula had approximately ____ stockholders of record.

     Upon consummation of the Conversion, all Public Ponchatoula Shares will be automatically converted into Exchange Shares based upon the Exchange Ratio.

                                 CAPITALIZATION

     The following table presents the historical capitalization of Ponchatoula at December 31, 1997, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

                                                                                       The Company - Pro Forma
                                                                                    Based Upon Sale at $10.00 Per Share
                                                                   -----------------------------------------------------------------
                                                     Ponchatoula-  722,500 Shares  850,000 Shares 977,500 Shares 1,124,125 Shares(1)
                                                      Historical      (Minimum of   (Midpoint of    (Maximum of    (15% above
                                                    Capitalization      Range)          Range)         Range)     Maximum of Range)
                                                    --------------  -------------  --------------  -------------- ------------------
                                                                                      (In Thousands)
Deposits(2).......................................  $   42,111      $   42,111      $   42,111     $   42,111      $   42,111
Borrowings........................................      11,500          11,500          11,500         11,500          11,500
                                                    ----------      ----------      ----------     ----------      ----------
Total deposits and borrowings.....................  $   53,611      $   53,611      $   53,611     $   53,611      $   53,611
                                                    ----------      ----------      ----------     ----------      ----------
                                                    ----------      ----------      ----------     ----------      ----------
Stockholders' equity:
   Preferred Stock, par value $.01, 5,000,000
     shares authorized; none to be issued.........   $      --       $      --       $      --      $      --       $      --
   Common Stock, par value $.01,
      10,000,000 shares authorized; shares to
      be issued as reflected(3)...................          61               9              11             13              15
   Additional paid-in capital(4)..................       2,017           8,975          10,235         11,494          12,943
   Retained earnings(5)...........................       3,734           3,734           3,734          3,734           3,734
   Net unrealized loss on securities available
       for sale...................................        (35)            (35)            (35)           (35)            (35)
Less:
   Common Stock to be acquired by the
       ESOP(6)....................................          --           (578)           (680)          (782)           (899)
   Common Stock acquired or to be acquired                (42)           (331)           (382)          (433)           (492)
       by Recognition Plans(7)....................
                                                    ----------      ----------      ----------     ----------      ----------
Total stockholders' equity........................  $    5,735        $ 11,774       $  12,883      $  13,991       $  15,266
                                                    ----------      ----------      ----------      ---------       ---------
                                                    ----------      ----------      ----------      ----------      ---------

                          (Footnotes on following page)

(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Assumes that (i) the 150,105 Public Ponchatoula Shares currently outstanding are converted into 227,408, 267,539, 307,670 and 353,820 Exchange Shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, (ii) there are no fractional Exchange Shares or Dissenting Shares, and (iii) the number of shares of Conversion Stock shown are sold in the Offerings. No effect has been given to the issuance of additional shares of Common Stock pursuant to the proposed 1998 Option Plan. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Stock Option Plan."

(4) The pro forma additional paid-in capital includes the $101,675 to be acquired by Ponchatoula upon the merger of the Mutual Holding Company into Ponchatoula.

(5) The retained earnings of Ponchatoula will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "The Conversion Liquidation Rights." In addition, certain distributions from Ponchatoula's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Ponchatoula to have additional taxable income.

(6) Assumes that 8% of the Conversion Stock sold in the Offerings will be purchased by the ESOP, which is reflected as a reduction of stockholders' equity. The ESOP shares will be purchased with funds loaned to the ESOP by the Company. See "Pro Forma Data" and "Management
         - New Stock Benefit Plans - Employee Stock Ownership Plan."

(7) The Company intends to adopt the 1998 Recognition Plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the consummation of the Conversion. If the plan is approved by stockholders, the Company intends to contribute sufficient funds to the trust created under the 1998 Recognition Plan to enable the trust to purchase a number of shares of Common Stock equal to 4% of the Conversion Stock sold in the Offerings. Assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the Purchase Price. However, in the event the Company issues authorized but unissued shares of Common Stock to the 1998 Recognition Plan in the amount of 4% of the Conversion Stock sold in the Offerings, the voting interests of existing stockholders would be diluted by approximately 3.0%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Recognition Plan."

                               REGULATORY CAPITAL

     At December 31, 1997, Ponchatoula exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth Ponchatoula's historical regulatory capital at December 31, 1997 and the pro forma regulatory capital of Ponchatoula after giving effect to the Conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Ponchatoula of 50% of the net Conversion proceeds, minus the amounts to be loaned to the ESOP and contributed to the 1998 Recognition Plan. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Ponchatoula in assets which have a risk-weight of 50% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 1997.

                                       32

                                                            Pro Forma at December 31, 1997 Based on
                                             -----------------------------------------------------------------------------------
                                                    722,500                850,000              977,500          1,124,125
                                                  Shares Sold            Shares Sold           Shares Sold      Shares Sold
                            Historical at          at $10.00              at $10.00            at $10.00         at $10.00
                         December 31, 1997         Per Share              Per Share            Per Share         Per Share
                        -------------------- ---------------------- ---------------------- -------------------- -----------------
                                 Percent of             Percent of              Percent of         Percent of          Percent of
                         Amount  Assets(1)    Amount     Assets(1)   Amount     Assets(1)   Amount  Assets(1)   Amount  Assets(1)
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
                                                                             (Dollars in Thousands)
Tangible capital:
  Actual .............  $5,770    9.68%       $8,407      13.38%    $8,885      14.01%  $13,718      20.07%   $9,912   15.33%
  Requirement ........     894    1.50           942       1.50        951       1.50     1,025       1.50       970    1.50
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
  Excess .............  $4,876    8.18%       $7,465      11.88%    $7,934      12.51%  $12,692      18.57%   $8,942   13.83%
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
Core capital(2):
  Actual .............  $5,770    9.68%       $8,407      13.38%    $8,885      14.01%  $13,718      20.07%   $9,912   15.33%
  Requirement ........   1,788    3.00         1,885       3.00      1,902       3.00     2,050       3.00     1,940    3.00
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
  Excess .............  $3,982    6.68%       $6,522      10.38%    $6,983      11.01%  $11,667      17.07%   $7,972   12.33%
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
Risk-based capital(2):
  Actual .............  $6,020   23.69%       $8,657      33.23%    $9,135      34.91%  $13,968      51.44%  $10,162   38.47%
  Requirement ........   2,033    8.00         2,084       8.00      2,093       8.00     2,172       8.00     2,113    8.00
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
  Excess .............  $3,987   15.69%       $6,573      25.23%    $7,042      26.91%  $11,796      43.44%   $8,049   30.47%
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------
                        -------  ---------  ----------  ---------  ----------  ---------   ------  ----------- -------- ---------

---------------------------------

(1)      Adjusted total or adjusted risk-weighted assets, as appropriate.

(2) Does not reflect the interest rate risk component to be added to the risk-based capital requirements or, in the case of the core capital requirement, the 4.0% requirement to be met in order for an institution to be "adequately capitalized" under applicable laws and regulations.

                                 PRO FORMA DATA

     The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $6.8 million and $9.3 million (or $10.8 million in the event the Estimated Valuation Range is increased by 15%) based upon the following assumptions: (i) all shares of Conversion Stock will be sold in the Subscription Offering; (ii) no fees will be paid to Trident on shares purchased by (x) the ESOP and any other employee benefit plan of the Company or Ponchatoula or (y) officers, directors, employees and members of their immediate families, which purchases are estimate to aggregate 32,000 shares of Conversion Stock at the midpoint of the Estimated Valuation Range; (iii) Trident will receive a fee equal to 1.125% of the aggregate Purchase Price for sales in the Subscription Offering (excluding the sale of shares to the ESOP, employee benefit plans, and officers, directors, employees and their immediate families), with such fee estimated to be $71,179 and $97,571 at the minimum and maximum of the Estimated Valuation Range (or $112,747 in the event the Estimated Valuation Range is increased by 15%); (iv) total other expenses, excluding the marketing fees paid to Trident, will be $350,000; and (v) no Contingent Shares are issued. Actual expenses may vary from those estimated. If any Contingent Shares are issued, Trident will not receive a fee with respect to such shares.

     Pro forma consolidated net income and stockholders' equity of the Company have been calculated for the year ended December 31, 1997 as if the Conversion Stock to be issued in the Offerings had been sold at the beginning of the period and the net proceeds had been invested at 5.48%, which represents the yield on one-year U.S. Government securities at December 31, 1997 (which, in light of changes in interest rates in recent periods, are deemed by the Company and Ponchatoula to more accurately reflect pro forma reinvestment rates than the arithmetic average method). The effect of withdrawals from deposit accounts for the purchase of Conversion Stock has not been reflected. A marginal tax rate of 34% has been assumed for the period, resulting in an after-tax yield of 3.62% for the year ended December 31, 1997. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock. See Note 4 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "Use of Proceeds," the Company intends to make a loan to fund the purchase of 8% of the Conversion Stock by the ESOP and retain 50% of the net proceeds from the Offerings.

     No effect has been given in the tables to the issuance of additional shares of Common Stock equal to 10% of the Conversion Stock pursuant to the proposed 1998 Option Plan. See "Management - New Stock Benefit Plans - Stock Option Plan." The table below gives effect to the 1998 Recognition Plan, which is expected to be adopted by the Company following the Conversion and presented (together with the 1998 Stock Option Plan) to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the consummation of the Conversion. If the 1998 Recognition Plan is approved by stockholders, the 1998 Recognition Plan intends to acquire an amount of Common Stock equal to 4% of the shares of Conversion Stock sold in the Offerings, either through open market purchases or from authorized but unissued shares of Common Stock. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the 1998 Recognition Plan are purchased in the open market at the Purchase Price. No effect has been given to (i) the Company's results of operations after the Conversion, (ii) the market price of the Common Stock after the Conversion, or (iii) a less than 4% purchase by the 1998 Recognition Plan.

     The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with generally accepted accounting principles ("GAAP")

     The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

                                                              At or For the Year Ended December 31, 1997
                                              ------------------------------------------------------------------------
                                                   722,500           850,000            977,500           1,124,125
                                                 Shares Sold       Shares Sold        Shares Sold        Shares Sold
                                                  at $10.00         at $10.00          at $10.00        at $10.00 Per
                                                  Per Share         Per Share          Per Share          Share (15%
                                                 (Minimum of        (Midpoint         (Maximum of        above Maximum
                                                   Range)           of Range)           Range)           of Range)(9)
                                              --------------     -------------      -------------     ----------------
                                                           (Dollars in Thousands, Except Per Share Amounts)


Gross proceeds.............................       $ 7,225            $ 8,500            $ 9,775              $11,241
Less offering expenses and commissions.....         (401)              (434)              (448)                (463)
                                                  -------            -------            -------              -------
  Estimated net proceeds...................         6,804              8,066              9,327               10,778
Less: Shares purchased by the ESOP.........         (578)              (680)              (782)                (899)
      Shares to be purchased by the

        1998 Recognition Plan..............         (289)              (340)              (391)                (450)
Plus assets from MHC.......................          102                102                102                  102
                                                  -------            -------            -------              -------
Total estimated net proceeds, as adjusted(1)     $  6,039           $  7,148           $  8,256             $  9,531
                                                  -------            -------            -------              -------
                                                  -------            -------            -------              -------
Net income:

  Historical...............................      $    316           $    316           $    316             $    316
  Pro forma income on net proceeds,
    as adjusted(2).........................           164                200                234                  275
  Pro forma ESOP adjustment(3).............          (38)               (45)               (52)                 (59)
  Pro forma 1998 Recognition Plan
    adjustment(4)..........................          (38)               (45)               (52)                 (59)
                                                  -------            -------            -------              -------
  Pro forma net income.....................      $    404           $    426           $    446             $    473
                                                  -------            -------            -------              -------
                                                  -------            -------            -------              -------
Net income per share(5)(6):
  Historical...............................        $  .35              $ .30              $ .26                $ .23
  Pro forma income on net proceeds, as
    adjusted...............................           .18                .18                .19                  .19
  Pro forma ESOP adjustment(3).............          (.04)              (.04)              (.04)                (.04)
  Pro forma 1998 Recognition Plan
    adjustment(4)..........................          (.04)              (.04)              (.04)                (.04)
                                                  -------            -------            -------              -------
  Pro forma net income per share(5)(6).....        $  .45             $  .40             $  .37               $  .34
                                                  -------            -------            -------              -------
                                                  -------            -------            -------              -------
Offering price to pro forma net
  income per share (5).....................         22.2x              25.0x              27.0x                29.4x
                                                  -------            -------            -------              -------
                                                  -------            -------            -------              -------
Stockholders' equity:
  Historical(7)............................       $ 5,837            $ 5,837            $ 5,837              $ 5,837
  Estimated net proceeds...................         6,804              8,066              9,327               10,778
  Less: Common Stock acquired
          by the ESOP(3)...................         (578)              (680)              (782)                (899)
        Common Stock to be acquired by
          the 1998 Recognition Plan(4).....         (289)              (340)              (391)                (450)
                                                  -------            -------            -------              -------
  Pro forma stockholders' equity(6)(7)(8)..      $ 11,774           $ 12,883           $ 13,991             $ 15,266
                                                  -------            -------            -------              -------
                                                  -------            -------            -------              -------
Stockholders' equity per share(5):
  Historical...............................        $ 6.14             $ 5.22             $ 4.54               $ 3.95
  Estimated net proceeds...................          7.16               7.22               7.26                 7.29
  Less: Common Stock acquired
          by the ESOP(3)...................         (.61)              (.61)              (.61)                (.61)
        Common Stock to be acquired by
          the 1998 Recognition Plan(4).....         (.30)              (.30)              (.30)                (.30)
                                                  -------            -------            -------              -------
  Pro forma stockholders' equity
    per share(6)(7)(8).....................        $12.39             $11.53             $10.89               $10.33
                                                  -------            -------            -------              -------
                                                  -------            -------            -------              -------
Offering price as a percentage of pro
  forma stockholders' equity per share(5)..         80.7%              86.7%              91.8%                96.8%
                                                  -------            -------            -------              -------
                                                  -------            -------            -------              -------

                          (Footnotes on following page)

---------------

(1) Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the Offerings minus (i) the proceeds attributable to the purchase by the ESOP and (ii) the value of the shares to be purchased by the 1998 Recognition Plan, subject to stockholder approval, after the Conversion at an assumed purchase price of $10.00 per share.

(2) Net of the impact of state franchise/share taxes, which are estimated to be $54,000, $59,000, $65,000 and $70,000 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively.

(3) It is assumed that 8% of the shares of Conversion Stock sold in the Offerings will be purchased by the ESOP with funds loaned by the Company. The Company and Ponchatoula intend to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes
         (i) that the loan to the ESOP is payable over 10 years, with the ESOP shares having an average fair value of $10.00 per share in accordance with SOP 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," of the American Institute of Certified Public Accountants ("AICPA"), and (ii) the effective tax rate was 34% for the period. See "Management - New Stock Benefit Plans - Employee Stock Ownership Plan."

(4) It is assumed that the 1998 Recognition Plan will purchase, following stockholder approval of such plan, a number of shares of Common Stock equal to 4% of the shares of Conversion Stock sold in the Offerings for issuance to directors, officers and employees. Funds used by the 1998 Recognition Plan to purchase the shares initially will be contributed to the 1998 Recognition Plan by the Company. It is further assumed that the shares were acquired by the 1998 Recognition Plan at the beginning of the period presented in open market purchases at the Purchase Price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended December 31, 1997. The issuance of authorized but unissued shares of Common Stock pursuant to the 1998 Recognition Plan in the amount of 4% of the Conversion Stock sold in the Offerings would dilute the voting interests of existing stockholders by approximately 3.0% and under such circumstances pro forma net income per share for the year ended December 31, 1997 would be $.45 $.40, $.37 and $.34 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and pro forma stockholders' equity per share at December 31, 1997 would be $12.32, $11.48, $10.86 and $10.32 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the 1998 Recognition Plan will be equal to the Purchase Price. See "Management - New Stock Benefit Plans - Recognition Plan."

(5) The net income per share calculations are based upon 894,998, 1,052,939, 1,210,880 and 1,392,512 shares of Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, which amounts include 227,408, 267,539, 307,670 and 353,820 Exchange Shares, respectively, and exclude, in accordance with SOP 93-6, 54,910, 64,600, 74,290 and 85,434 shares, respectively, representing the ESOP shares which have not been committed for release during the year ended December 31, 1997. Assuming the uncommitted ESOP shares were not subtracted from the number of shares of Common Stock outstanding at December 31, 1997, the offering price as a multiple of pro forma net income per share would be 23.5x, 26.2x, 28.8x and 31.3x at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. The historical net income per share and historical stockholders' equity per share figures represent Ponchatoula's historical per share amounts divided by the Exchange Ratio. For a description of the Exchange Ratio, see "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued in the

         Conversion." For purposes of calculating pro forma stockholders' equity per share, it is assumed that the number of shares of Common Stock outstanding total 949,908, 1,117,539, 1,285,170 and 1,477,945 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range.

(6) No effect has been given to the issuance of additional shares of Common Stock pursuant to the 1998 Option Plan, which will be adopted by the Company following the Conversion and presented for approval by stockholders at an annual or special meeting of stockholders of the Company held at least six months following the consummation of the Conversion. If the 1998 Option Plan is approved by stockholders, an amount equal to 10% of the Conversion Stock sold in the Offerings, or 72,250, 85,000, 97,750 and 112,412 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the 1998 Option Plan. The issuance of Common Stock pursuant to the exercise of options under the 1998 Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the 1998 Option Plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the 1998 Recognition Plan are acquired through open market purchases at the Purchase Price, pro forma net income per share for the year ended December 31, 1997 would be $.44, $.40, $.37 and $.34 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and pro forma stockholders' equity per share at December 31, 1997 would be $12.22, $11.42, $10.82 and $10.31 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. See "Management - New Stock Benefit Plans - Stock Option Plan."

(7) Includes the $101,675 to be acquired by Ponchatoula upon the merger of the Mutual Holding Company into Ponchatoula.

(8) The retained earnings of Ponchatoula will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "Dividend Policy" and "The Conversion - Liquidation Rights." In addition, certain distributions from Ponchatoula's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Ponchatoula to have additional taxable income. Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the liquidation account or the bad debt reserves established by Ponchatoula for federal income tax purposes in the event of a liquidation of Ponchatoula.

(9) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

General

         The Company is authorized to issue 10,000,000 shares of Common Stock having a par value of $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The Company currently expects to issue up to a maximum of 1,285,170 shares of Common Stock, including 977,500 shares of Conversion Stock and 307,670 shares of Exchange Shares, and no shares of Preferred Stock in the Conversion. Each share of the Company's Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Conversion Stock and the issuance of the Exchange Shares in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable based on the laws and regulations in effect as of the date of consummation of the Conversion.

         The Common Stock of the Company will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

         Dividends. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. See "Dividend Policy." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

         Voting Rights. Upon completion of the Conversion, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Louisiana law or the Company's Articles of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and the Association," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights.

         Liquidation. In the event of any liquidation, dissolution or winding up of the Association, the Company, as the sole holder of the Association's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Association (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see "The Conversion - Liquidation Rights"), all assets of the Association available for distribution. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

         Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued in the future. The Common Stock is not subject to redemption.

Preferred Stock

         None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY
                               AND THE ASSOCIATION

General

         As described below, certain provisions in the Company's Articles of Incorporation and Bylaws and in the Company's and the Association's benefit plans, together with provisions of Louisiana corporate law and OTS regulations, may have anti-takeover effects. In addition, regulatory restrictions may make it difficult for persons or companies to acquire control of either the Company or the Association.

Restrictions in the Company's Articles of Incorporation and Bylaws

         General. A number of provisions of the Company's Articles of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Articles of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Articles of Incorporation and Bylaws, which are incorporated herein by reference. See "Available Information" as to how to obtain a copy of these documents.

         Limitation on Voting Rights. Article 10.A of the Company's Articles of Incorporation provides that for a period of five years from the date of the Conversion, no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of the Company, or (ii) any securities convertible into, or exercisable for, any equity securities of the Company if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of the Company. The term "person" is broadly defined to prevent circumvention of this restriction.

         The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to the Company by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by the Company or the Association and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of the Company's entire Board of Directors. In the event that shares are acquired in violation of Article 10.A, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to stockholders for a vote, and the Board of Directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

         Board of Directors. Article 6.B of the Articles of Incorporation of the Company contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. See "Management of the Company." The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. Cumulative voting in the election of directors is not permitted.

         Directors may be removed without cause at a duly constituted meeting of stockholders called expressly for that purpose upon the vote of the holders of at least 75% of the total votes eligible to be cast by stockholders, and with cause by the affirmative vote of a majority of the total votes eligible to be cast by stockholders. Cause for removal shall exist only if the director whose removal is proposed has been either declared of unsound mind by an order of a court of competent jurisdiction, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such director's duties to the Company. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum of the Board of Directors is present, and a director appointed to fill a vacancy shall serve until the expiration of the term to which he was appointed.

         Article 6.F of the Articles of Incorporation governs nominations for election to the Board, and requires all nominations for election to the Board of Directors other than those made by the Board to be made by a stockholder eligible to vote at an annual meeting of stockholders who has complied with the notice provisions in that section. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the principal executive offices of the Company not later than 60 days prior to the anniversary date of the immediately preceding annual meeting, provided that, with respect to the first scheduled annual meeting following completion of the Conversion, notice must be received no later than the close of business on the 10th day following the date on which notice of such meeting is mailed to stockholders, and provided further that the notice by the stockholder must be delivered or received no later than the close of business on the fifth day preceding the date of the meeting. Each such notice shall set forth (a) as to each person whom the stockholder proposes to nominate as a director, and as to the stockholder giving the notice, (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) the class and number of shares of the Company's stock beneficially owned by such person on the date of the stockholder notice; and (iv) such other information regarding such person as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (b) to the extent known by the stockholder giving the notice, (i) the name and address of any other stockholders supporting such nominees; and (ii) the class and number of shares of the Company's stock beneficially owned by any other stockholders supporting such nominees, on the date of such stockholder notice.

         Article 8.A of the Articles of Incorporation provides that a director or officer of the Company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director's or officer's liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the Company's directors and officers for (a) any breach of the director's or officer's duty of loyalty to the Company or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to stockholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude stockholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

         The Company's Articles of Incorporation also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the Company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the Company's Board of Directors, provided that the indemnified person undertakes to repay the Company if it is ultimately determined that such person was not entitled to indemnification.

         The rights of indemnification provided in the Company's Articles of Incorporation are not exclusive of any other rights which may be available under the Company's Bylaws, any insurance or other agreement, by vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the Articles of Incorporation authorize the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, whether or not the Company would have the power to provide indemnification to such person. By action of the Board of Directors, the Company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the Articles of Incorporation and Bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the Company to attract and retain the best personnel available.

         The provisions regarding director elections and other provisions in the Articles of Incorporation and Bylaws are generally designed to protect the ability of the Board of Directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company by making it more difficult and time-consuming to change majority control of the Board, whether by proxy contest or otherwise. The general effect of these provisions will be to generally require at least two (and possibly three) annual stockholders' meetings, instead of one, to effect a change in control of the Board of Directors of the Company even if holders of a majority of the Company's capital stock believed that a change in the composition of the Board of Directors was desirable. Because a majority of the directors at any given time will have prior experience as directors, these requirements will help to ensure continuity and stability of the Company's management and policies and facilitate long-range planning for the Company's business. The provisions relating to removal of directors and filling of vacancies are consistent with and supportive of a classified board of directors.

         The procedures regarding stockholder nominations will provide the Board of Directors with sufficient time and information to evaluate a stockholder nominee to the Board and other relevant information, such as existing stockholder support for the nominee. The proposed procedures, however, will provide incumbent directors advance notice of a dissident slate of nominees for directors, and will make it easier for the Board to solicit proxies resisting such nominees. This may make it easier for the incumbent directors to retain their status as directors, even when certain stockholders view the stockholder nominations as in the best interests of the Company or its stockholders.

         Authorized Shares. Article 4 of the Articles of Incorporation authorizes the issuance of 10,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans.

         Special Meetings of Stockholders and Stockholder Proposals. Article 9.B of the Articles of Incorporation provides that special meetings of the Company's stockholders may only be called by (i) the President, (ii) a majority of the Board of Directors, (iii) by persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law. The Articles of Incorporation also provide that any action permitted to be taken at a meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the Secretary of the Company.

         Article 9.D of the Company's Articles of Incorporation provides that only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting following completion of the Conversion, business must be (a) brought before the meeting by or at the direction of the Board of Directors or (b) otherwise properly brought before the meeting by a stockholder who has given timely and complete notice thereof in writing to the Company. For stockholder proposals to be included in the Company's proxy materials, the stockholder must comply with all the timing and informational requirements of Rule 14a-8 of the Exchange Act. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in the Company's proxy materials, the stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that with respect to the first scheduled annual meeting following completion of the Conversion, such written notice must be received by the Company not later than the close of business on the 10th day following the day on which notice of the meeting was first mailed to stockholders; and provided further, that the written notice must be received by the Company not later than the close of business on the fifth day preceding the date of the meeting. A stockholder's notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting, (b) the name and address, as they appear on the Company's books, of the stockholder proposing such business, and, to the extent known, any other stockholders known by such stockholder to be supporting such proposal, (c) the class and number of shares of the Company which are beneficially owned by the stockholder and, to the extent known, by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice, and (d) any financial interest of the stockholder in such proposal (other than interests which all stockholders would have). The presiding officer of an annual meeting shall determine and declare to the meeting whether the stockholder proposal was made in accordance with the provisions of Article 9.D, and any such proposal not properly brought before the meeting shall not be acted upon at the annual meeting.

         The procedures regarding stockholder proposals are designed to provide the Board with sufficient time and information to evaluate a stockholder proposal and other relevant information, such as existing stockholder support for the proposal. The proposed procedures, however, will give incumbent directors advance notice of a stockholder proposal. This may make it easier for the incumbent directors to defeat a stockholder proposal, even when certain stockholders view such proposal as in the best interests of the Company or its stockholders.

         Amendment of Articles of Incorporation and Bylaws. Article 11 of the Company's Articles of Incorporation generally provides that any amendment of the Articles of Incorporation must be first approved by a majority of the Board of Directors and then by the holders of a majority of the shares of the Company entitled to vote in an election of directors, except that the approval of 75% of the shares of the Company entitled to vote in an election of directors is required for any amendment to Articles 6 (directors), 7 (preemptive rights), 8 (indemnification), 9 (meetings of stockholders and stockholder proposals), 10 (restrictions on acquisitions) and 11 (amendments).

         The Bylaws of the Company may be amended by a majority of the Board of Directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the Bylaws.

Louisiana Corporate Law

         In addition to the provisions contained in the Company's Articles of Incorporation, the Louisiana Business Corporation Law ("BCL") includes certain provisions applicable to Louisiana corporations, such as the Company, which may be deemed to have an anti-takeover effect. Such provisions include (i) rights of stockholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations.

         The BCL provides that any person who acquires "control shares" will be able to vote such shares only if the right to vote is approved by the affirmative vote of at least a majority of both (1) all the votes entitled to be cast by stockholders and (2) all the votes entitled to be cast by stockholders excluding "interested shares". "Control shares" is defined to include shares that would entitle the holder thereof, assuming the shares had full voting rights, to exercise voting power within any of the following ranges: (a) 20% or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. Any acquisition that would result in the ownership of control shares in a higher range would require an additional vote of stockholders. "Interested shares" includes control shares and any shares held by an officer or employee director of the corporation. If the control shares are provided full voting rights, all stockholders have dissenters' rights entitling them to receive the "fair cash value" of their shares, which shall not be less than the highest price paid per share to acquire the control shares.

         The BCL defines a "Business Combination" generally to include (a) any merger, consolidation or share exchange of the corporation with an "Interested Shareholder" or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation's outstanding stock or of the corporation's net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation's outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation's stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof. "Interested Shareholder" includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation's outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

         Under the BCL, a Business Combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following: (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder. However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the Board of Directors prior to the time that the Interested Shareholder first became an Interested Shareholder.

         The BCL authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as the Company may deem expedient.

Anti-Takeover Effects of the Articles of Incorporation and Bylaws and Management Remuneration Adopted in the Conversion

         The foregoing provisions of the Articles of Incorporation and Bylaws of the Company and Louisiana law could have the effect of discouraging an acquisition of the Company or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of the Company's Common Stock.

         In addition, certain provisions of the Company's 1998 Stock Option Plan and the 1998 Recognition Plan, each of which will not be implemented prior to the receipt of stockholder approval, provide for accelerated benefits to participants in the event of a change in control of the Company, the Association or a tender or exchange offer for their stock. See "Management - New Stock Benefit Plans". The foregoing provisions and limitations may make it more difficult for companies or persons to acquire control of the Company. Additionally, the provisions could deter offers to the stockholders which might be viewed by such stockholders to be in their best interests.

         The Board of Directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board of Directors of the Company. The Board of Directors believes that these provisions are in the best interests of the Company and its future stockholders. In the Board of Directors' judgment, the Board of Directors is in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board of Directors believes that it is in the best interests of the Company and its future stockholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and where the transaction is in the best interests of all stockholders.

         Despite the Board of Directors' belief as to the benefits to the Company's stockholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

         The Board of Directors of the Company and the Association are not aware of any effort that might be made to acquire control of the Association or the Company.

Regulatory Restrictions

         The Change in Association Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the OTS has been given 60 days' prior written notice. The Home Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, of a savings institution where certain enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition if (i) it would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security of the savings institution.

                              REVIEW OF OTS ACTION

         Any person aggrieved by a final action of the OTS which approves, with or without conditions, or disapproves a plan of conversion may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition praying that the final action of the OTS be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. ss.563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is forthwith transmitted to the OTS by the clerk of the court and thereupon the OTS files in the court the record in proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS. Review of such proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

                            REGISTRATION REQUIREMENTS

         The Company will register the Common Stock under the Exchange Act in connection with the Conversion and has agreed not to deregister such shares for a period of three years following the Conversion. Upon such registration, the proxy rules, tender offer rules, insider reporting requirements and trading restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable. In addition, upon registration, the Company will furnish its stockholders with annual reports containing audited financial statements as promptly as practicable after the end of each fiscal year.

                                     EXPERTS

         The financial statements of the Association as of December 31, 1997, and for each of the years ended December 31, 1997, 1996 and 1995, included in the Prospectus have been audited by Hannis T. Bourgeois, L.L.P., independent certified public accountants, as indicated in their report with respect thereto, and are included therein in reliance upon the authority of said firm as experts in accounting and auditing.

         RP Financial has consented to the publication herein of the summary of its report to the Association and the Company setting forth its opinion as to the estimated pro forma market value of Ponchatoula and the Mutual Holding Company on a combined basis and its opinion with respect to subscription rights.

                             LEGAL AND TAX OPINIONS

         The legality of the Common Stock and the federal income tax consequences of the Conversion will be passed upon for the Association and the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to the Association and the Company. The Louisiana income tax consequences of the Conversion will be passed upon for the Association and the Company by Hannis T. Bourgeois, L.L.P. Certain legal matters will be passed upon for Trident by Luse Lehman Gorman Pomerenk & Schick.

                      HOW TO OBTAIN ADDITIONAL INFORMATION

         If you would like to receive the Prospectus and an Order Form, either to consider additional information prior to voting your proxy or because you are interested in exercising your subscription rights, you must mark, sign and return the enclosed Request Card in the enclosed postage-paid envelope so that it is received by the Mutual Holding Company at the address shown on the envelope by _:00 p.m., Central Time, on ______ __, 1998. Returning the Request Card does not obligate you to purchase shares. You should return the Request Card in the enclosed postage-paid envelope so that the Mutual Holding Company receives it at the address shown on the envelope by _:00 p.m., Central Time, on ______ __, 1998 in order to receive the requested materials on a timely basis. Request Cards received after such date and before the Special Meeting will be honored after receipt; however, there can be no assurance that you will have sufficient time to review the additional information prior to the Special Meeting and conclusion of the Subscription and Community Offering if the Request Card is not received by the Mutual Holding Company by the aforementioned time and date. You will, however, still be able to obtain a Prospectus and an Order Form from the office of the Mutual Holding Company. For additional information, you may call (504) _______.

         In addition, you may request in writing a copy of the Plan of Conversion from the Mutual Holding Company. Any such requests should be directed to Barbara B. Theriot, Secretary, Homestead Mutual Holding Company, 195 North Street, Ponchatoula, Louisiana 70454. So that you have sufficient time to receive and review the requested materials, it is recommended that any such requests be sent so that they are received by the Mutual Holding Company by _:00 p.m., Central Time, on _______ __, 1998.

                              AVAILABLE INFORMATION

         The Mutual Holding Company has filed with the OTS an Application for Conversion pursuant to which it will reorganize in accordance with the terms of the Plan. This Proxy Statement and the Prospectus omit certain information contained in such Application. The Application may be inspected at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20055 and at the office of the Regional Director of the OTS located at 122 West John Carpenter Freeway, Suite 600, Irving, Texas 75039.

         The Company has filed with the SEC a Registration Statement on Form S-1 (File No. 333-______) under the Securities Act with respect to the Common Stock being offered in the Conversion. This Proxy Statement and the Prospectus do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies may be obtained at prescribed rates from the Public Reference Section of the SEC at the same address.

         PLEASE REMEMBER TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR IMPORTANT VOTE WILL BE COUNTED AT THE SPECIAL MEETING.

         THIS PROXY STATEMENT IS NEITHER AN OFFER TO SELL NOR THE SOLICITATION OF ANY OFFER TO BUY STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS.

HOMESTEAD MUTUAL HOLDING COMPANY                             REVOCABLE PROXY


THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HOMESTEAD MUTUAL HOLDING COMPANY (THE "MUTUAL HOLDING COMPANY") FOR USE ONLY AT A SPECIAL MEETING OF MEMBERS TO BE HELD ON ________ __, 1998 AND ANY ADJOURNMENT THEREOF.

     The undersigned, being a member of the Mutual Holding Company, hereby authorizes the Board of Directors of the Mutual Holding Company, or any of their successors, as proxies, with full powers of substitution, to represent the undersigned at the Special Meeting of Members of the Mutual Holding Company to be held at the Mutual Holding Company's office located at 195 North Sixth Street, Ponchatoula, Louisiana on _______ __, 1998, at ____ _.m., Central Time, and at any adjournment of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:

     (1) To approve and adopt a Plan of Conversion of the Mutual Holding Company and Agreement and Plan of Reorganization between Homestead Bancorp, Inc. (the "Company") and Ponchatoula Homestead Savings, F.A. (the "Association") (the "Plan of Conversion"), pursuant to which the Association organized the Company and, upon consummation of the following transactions, will become a wholly-owned subsidiary of the Company: (i) the Mutual Holding Company, which currently owns approximately 75.2% of the Association, will convert from the mutual form to a federal interim stock savings bank and simultaneously merge into the Association, with the Association being the surviving entity; (ii) the Association will then merge with an interim institution to be formed as a wholly-owned subsidiary of the Company, with the Association being the surviving entity; (iii) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of the Company's common stock pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately the same percentage of the Company as they currently own of the Association, before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the Company or receiving cash in lieu of fractional shares; and (iv) the offer and sale of shares of the Company's common stock.

    / /  FOR               / /  AGAINST                / /  ABSTAIN

     In their discretion, the proxies are authorized to vote with respect to approval of the minutes of the last meeting of members, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the meeting.



                   (Continued and to be signed on other side)

     This proxy, if executed, will be voted FOR adoption of the Plan of Conversion if no choice is made herein. This proxy may be revoked at any time before it is exercised.

     The undersigned hereby acknowledges receipt of a Notice of Special Meeting of the Members of Homestead Mutual Holding Company called for ________ __, 1998 and a Proxy Statement for the Special Meeting prior to the signing of this Proxy.


                              Date:                                  , 1998
                                   ----------------------------------

                              ---------------------------------------------
                                                 Signature

                              ---------------------------------------------
                                                  Signature

                                   Note: Please sign exactly your name(s)
                                   appear(s) on this Proxy.  Only one
                                   signature is required in the case of a
                                   joint account.  When signing in a
                                   representative capacity, please give
                                   title.

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.